NO ACT

DC
PE
1-4-08

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3010

DIVISION OF
CORPORATION FINANCE

[redacted]

08040721

Received SEC
FEB 26 2008
Washington, DC 20549

February 26, 2008

Joseph A. Hall
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Act: 1934
Section:
Rule: 14A-8
Public Availability: 2/26/2008

Re: Masco Corporation
Incoming letter dated January 4, 2008

Dear Mr. Hall:

This is in response to your letters dated January 4, 2008 and January 25, 2008 concerning the shareholder proposal submitted to Masco by Richard A. Dee. We also have received letters from the proponent dated February 12, 2008 and February 23, 2008. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

PROCESSED
MAR 06 2008
THOMSON
FINANCIAL

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: Richard A. Dee
115 East 89th Street
New York, NY 10128

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 4, 2008

Re: Masco Corporation – Stockholder Proposal Submitted by Mr. Richard A. Dee

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Ladies and Gentlemen:

On behalf of Masco Corporation ("Masco"), a Delaware corporation with common stock listed on the New York Stock Exchange ("NYSE"), and in accordance with rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we are filing this letter with respect to the stockholder proposal and supporting statement (collectively, the "Proposal") submitted to Masco on December 23, 2007 by Mr. Richard A. Dee (the "Proponent"), for inclusion in the proxy materials Masco intends to distribute in connection with its 2008 Annual Meeting of Stockholders.

We respectfully request confirmation that the staff of the Office of the Chief Counsel of the Division of Corporation Finance (the "Staff") will not recommend enforcement action to the Securities and Exchange Commission (the "Commission") if, in reliance on rule 14a-8, Masco omits the Proposal from its 2008 proxy materials. Masco expects to file its definitive proxy materials with the Commission on or after March 24, 2008. Accordingly, pursuant to rule 14a-8(j), this letter is being filed with the Commission no later than 80 days before Masco files its definitive 2008 proxy materials. Because Masco is accelerating the printing and mailing schedule for its proxy materials this year, we would very much appreciate the Staff's assistance in helping us resolve this matter expeditiously so that Masco will be able to meet its proxy timetable.

Pursuant to rule 14a-8(j), we have enclosed six copies of this letter, the Proposal and other correspondence with the Proponent concerning the Proposal, and a copy of this submission is being sent simultaneously to the Proponent as notification of Masco's intention to omit the Proposal from its 2008 proxy materials. Masco has not received any other correspondence from the Proponent to be included with this letter. This letter constitutes Masco's statement of the reasons it deems the omission of the Proposal to be proper. We have been advised by Masco as to the factual matters set forth herein.

I. Introduction

The Proposal (including the supporting statement) is attached hereto as Exhibit A. The Proposal requests that Masco's board of directors "adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

Masco intends to omit the Proposal from its 2008 proxy materials for each of the following reasons:

- the Proposal relates to the method of selecting independent auditors, and therefore involves Masco's ordinary business operations,
- the Proposal if implemented would cause Masco to violate applicable law,
- the Proposal exceeds 500 words, and
- the Proposal's supporting statement is replete with statements that are materially misleading in violation of the proxy rules because they present the Proponent's opinions as facts, because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct without factual foundation.

II. Discussion

A. *The Proposal Deals with Matters Relating to Masco's Ordinary Business Operations*

Rule 14a-8(i)(7) permits a company to omit a stockholder proposal if it deals with a matter relating to the company's ordinary business operations. The Staff has consistently taken the position that a stockholder proposal that relates to the company's method of selecting independent auditors intrudes into the company's ordinary business operations. Stockholder proposals relating to such matters are therefore excludable under rule 14a-8(i)(7). *Rite Aid Corporation* (March 31, 2006); *The Charles Schwab Corporation* (February 23, 2005).

The Staff has consistently applied this principle to stockholder proposals, such as the Proposal, that request the company to adopt term limits or a mandatory rotation policy for its independent auditors. *El Paso Corporation* (February 23, 2005) (concurring in company's decision to omit a proposal urging audit committee to adopt a policy that the company hire a new independent auditor at least every ten years); *Kohl's Corporation* (January 27, 2004) (concurring in company's decision to omit a proposal requesting board to adopt a policy that company select a new independent auditor at least every ten years to be submitted to stockholder ratification); *Kimberly-Clark Corporation* (December 21, 2004) (concurring in company's decision to omit a proposal requesting board to amend company's governing instruments to provide that company will rotate its independent auditor every five years); *The Allstate Corporation* (February 9, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *Bank of America Corporation* (January 2, 2003) (concurring in company's decision to omit a proposal requesting that board amend the company's governing instruments to provide that it will hire a new independent auditor every four years); *WGL Holdings, Inc.* (December 6, 2002) (concurring in company's decision to omit a proposal requesting that board establish a policy of changing independent auditors at least every five years).

As with the companies in the no-action letters cited above, decisions regarding the retention and termination of Masco's independent auditors involve Masco's ordinary business operations. These business decisions are the exclusive responsibility of the audit committee of Masco's board of directors. As required by section 303A.06 of the NYSE Listed Company Manual, Masco has an audit committee that satisfies the requirements of rule 10A-3 under the Exchange Act. Rule 10A-3(b)(2) requires that the audit committee "be directly responsible for the appointment, compensation, retention and oversight of the work of any registered public accounting firm engaged . . . for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the listed issuer, and each such registered public accounting firm must report directly to the audit committee." Accordingly, Masco's audit committee charter provides that its audit committee "has the sole authority to appoint, compensate, retain, oversee and terminate the independent accountants of the Company (subject to any required shareholder ratification), including sole authority to approve all audit and non-audit services to be provided by the independent accountants and all engagement fees and terms." The resolution contemplated by the Proposal would, if adopted, interfere with the responsibilities of Masco's audit committee, and therefore intrude into Masco's ordinary business operations, by denying the audit committee the discretion to appoint an independent auditor that had served in that capacity for more than five years, and by forcing the audit committee to terminate the engagement of such an independent auditor.

The decision to engage and retain independent auditors is a complex process involving consideration of a wide variety of factors, including the reputation and integrity of the accounting firms under consideration, the quality of partner and senior manager staffing proposed by these accounting firms, the experience of these accounting firms with Masco's industry, their involvement with Masco's key competitors, and whether any of these accounting firms is engaged to provide non-audit services to Masco or other conditions exist that would compromise a firm's independence. Masco's audit committee, which is composed entirely of independent directors who are financially literate as required by section 303A.07 of the NYSE Listed Company Manual, selects Masco's independent auditors each year after a thorough evaluation of these and all other relevant factors, and furthermore takes an active role in reviewing the independent auditors' performance over the course of the year. Since the Proposal would require a mandatory change of independent auditors every five years regardless of performance, regardless of the benefits of retaining the incumbent independent auditors, regardless of the suitability and availability of alternative accounting firms (particularly given the degree of concentration in the accounting industry) and regardless of the costs to Masco and its stockholders of engaging new independent auditors, the Proposal would interfere with complex decisions that have been properly delegated to Masco's audit committee – decisions that are not suited to micromanagement by stockholders. In adopting rule 14a-8(i)(7), the Commission expressly authorized the exclusion of proposals that "seek to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." Exchange Act Release No. 34-40018 (May 21, 1998). Because the Proposal, if adopted, would intrude into Masco's ordinary business operations, specifically the method by which Masco selects its independent auditors, Masco may omit the Proposal in reliance upon rule 14a-8(i)(7).

B. *The Proposal, if Implemented, Would Cause Masco to Violate Applicable Law*

Rule 14a-8(i)(2) permits a company to exclude a stockholder proposal that would, if implemented, cause the company to violate any state, federal or foreign law to which it is subject. The Proposal, if implemented, would cause Masco to be in violation of the Exchange Act and the rules thereunder, as well as the rules of the New York Stock Exchange.

The Proposal requests that Masco's board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years. Such a resolution would empower the board of directors as a whole – rather than Masco's audit committee – to require the dismissal of Masco's independent auditors. Section 10A(m)(3)(A) of the Exchange Act, rule 10A-3(b) thereunder and section 303A.07(b) of the NYSE Listed Company Manual require members of Masco's audit committee to be independent. There is no such requirement generally applicable to each member of Masco's board of directors. As a result, empowering the board of directors as a whole to require the dismissal of an incumbent independent auditor would involve non-independent directors in the dismissal decision.

By delegating authority over the dismissal of independent auditors to a body that is not required to be composed entirely of independent directors, the Proposal, if implemented, would place Masco in violation of rule 10A-3(b)(2) under the Exchange Act, which specifically requires that the independent audit committee, and not the board as a whole, "be directly responsible for the appointment, compensation, retention and oversight of the work of" Masco's independent auditors, and would likewise place Masco in violation of the similar requirements in section 10A(m)(2) of the Exchange Act. These violations would place Masco in breach of section 303A.06 of the NYSE Listed Company Manual, which requires Masco to comply with rule 10A-3 under the Exchange Act, and therefore place Masco in jeopardy of being delisted from the NYSE. As a result of the violation of federal law which the Proposal would entail, Masco may omit the Proposal in reliance upon rule 14a-8(i)(2).

C. *The Proposal Exceeds 500 Words*

The Proposal, together with its supporting statement, is composed of at least 505 words. However, rule 14a-8(d) specifies that a proposal, including its supporting statement, may not exceed 500 words. If a stockholder's proposal exceeds 500 words, rule 14a-8(f) provides that the company may exclude the proposal if, within 14 calendar days of receiving the proposal, the company (1) notifies the stockholder of the defect and the time frame for receiving a response, which is 14 calendar days from receipt of the notification; and (2) the stockholder fails to adequately correct the defect within the specified time period. *Bank of America Corporation* (January 27, 2005); *Proctor & Gamble Company* (August 10, 2004).

Masco complied with the procedural requirements under rule 14a-8(f). The Proponent first submitted a proposal that exceeded the 500-word limit on December 12, 2007. Masco duly notified the Proponent of the deficiency seven days later, on December 19, 2007. On December 23, 2007, the Proponent resubmitted the Proposal, but failed to cure the defect. The Proponent has obviously tried to circumvent the rule by hyphenating several compound adjectives (eg., "minimally-explained," "long-overdue," "legally-required" and "readily-ascertainable"); however, in calculating the 500-word limit, such hyphenated words are counted as two words. *Amgen, Inc.* (January 12, 2004); *Minnesota Mining and Manufacturing Company* (February 27, 2000). The Proposal (together with its supporting statement) is therefore composed of at least 505 words.

Because the Proponent failed adequately to correct the defect in his Proposal, Masco intends to omit the Proposal from its 2008 proxy materials in reliance upon rules 14a-8(d) and 14a-8(f).

D. *The Proposal Violates the Proxy Rules*

Rule 14a-8(i)(3) permits a company to omit a stockholder proposal from its proxy materials if the proposal is contrary to rule 14a-9 under the Exchange Act, which prohibits false or misleading statements in proxy soliciting materials. In Staff Legal Bulletin No. 14B (September 15, 2004) ("SLB 14B"), the Staff noted that " '[m]aterial which directly or indirectly impugns character, integrity or personal reputation or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation' is an example of 'what, depending upon particular facts and circumstances, may be misleading within the meaning of [rule 14a-9]' " and hence excludable under rule 14a-8(i)(3). The Staff also expressed support in SLB 14B for excluding "statements in a supporting statement [that] are presented as fact when they are the opinion of the shareholder proponent," on the grounds that such statements "are contrary to rule 14a-9 in that they may mislead shareholders into believing that the statements are fact and not opinion."

The Proposal's supporting statement is replete with statements that are misleading because they present the Proponent's opinions as facts, because they make assertions that impugn character and integrity, or because they imply improper or illegal conduct without factual foundation. For example, many assertions in the supporting statement that constitute the Proponent's opinions, such as those highlighted in italics below, could easily be misconstrued by stockholders asked to vote on the Proposal as statements of fact:

- "Masco has engaged the same accounting/auditing firm for over 60 years. During that time, *the nature and composition of Masco has changed drastically again and again* – due primarily to a great number of large, *expensive, and minimally-explained* acquisitions and corporate restructurings."

- *"How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors."*

- "Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. *Familiarity can breed unreliability."*

- "The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, *including the distinct lack of "conservative" accounting and many indications of "questionable" accounting* – permitted by its long-intrenched [sic] and familiar auditing firm."

- "A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made *by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholder's Equity to become virtually nil – and has seriously impaired Masco's financial condition."*

- "Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of *possibly near-worthless Goodwill* –

the very slow write-offs of which have enabled earnings to be substantially inflated)?"

- *"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded."*

Because the supporting statement includes numerous assertions of opinion that a stockholder would likely interpret as statements of fact, these elements of the supporting statement violate rule 14a-9 and are therefore excludable under rule 14a-8(i)(3). *Peoples Energy Corporation* (November 26, 2001) (concurring in the exclusion of opinions asserted as fact); *Zions Cooperative Mercantile Institution* (April 8, 1992) (same).

In addition, numerous assertions in the supporting statement directly or indirectly impugn the character and integrity of Masco, its directors and officers, and its independent auditors, or make charges concerning improper or illegal conduct. Examples of such assertions include the following:

- A statement that wrongly implies that Masco has not complied with its public-company reporting obligations:

  > "During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and *minimally-explained acquisitions and corporate restructurings*."

- A statement that wrongly implies that Masco's auditors are not independent:

  > "I am convinced that new, *truly independent* auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition.

- A statement that wrongly suggests that Masco's independent auditors have not fulfilled their professional and statutory obligations:

  > "The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, *including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched [sic] and familiar auditing firm*."

- A statement that wrongly implies that Masco's independent auditors are failing to apply generally accepted accounting principles in their audits:

> "*Do [Masco's independent auditors] remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?*"

Because each of these insinuations lacks factual foundation and is false and misleading, each constitutes a violation of rule 14a-9 and is therefore excludable under rule 14a-8(i)(3). *Entergy Corporation* (February 14, 2007) (concurring in the exclusion of a supporting statement that was misleading because it impugned the character, integrity and personal reputation of the company's directors without factual foundation); *Phoenix Gold International, Inc.* (November 21, 2000) (concurring in the exclusion of materially false and misleading statements that implied that existing non-executive directors were not independent).

As is evident from the discussion above, the supporting statement consists mostly of the Proponent's personal opinions without factual foundation, and was evidently submitted in order to express the Proponent's personal views towards Masco. As such, the supporting statement would need to be completely rewritten in order to eliminate or modify all of the misleading statements that it contains in violation of rule 14a-9. Because of this, Masco is justified in omitting the Proposal in its entirety, consistent with the Staff's observation in Staff Legal Bulletin No. 14 (July 13, 2001) that "when a proposal and supporting statement will require detailed and extensive editing in order to bring them into compliance with the proxy rules, we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both, as materially false or misleading."

III. Conclusion

For the foregoing reasons, we believe that the Proposal may be excluded from Masco's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if Masco proceeds on this basis. As noted above, because Masco is accelerating the printing and mailing schedule for its proxy materials this year, we would very much appreciate the Staff's assistance in helping us resolve this matter expeditiously so that Masco will be able to meet its proxy timetable.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: John R. Leekley, Esq.
Barry J. Silverman, Esq.
Peggy Cook, Esq.
Masco Corporation

Mr. Richard A. Dee
115 East 89th Street
New York, New York 10128
Fax: 212-831-3191
(via courier and fax)

Exhibit A

Stockholder Proposal Submitted by Mr. Richard A. Dee

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and minimally-explained acquisitions and corporate restructurings.

"As a response to massive accounting-based corporate corruption, the Sarbanes-Oxley Act was passed in 2002. It limits tenures of two categories of audit firm *partners* to five years. Rotation of *firms* was considered but no action was taken.

"I am convinced that new, truly independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition. How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors.

"It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"To perform as it is expected, well-paid, and legally-required to perform, an auditing firm must maintain, in all regards, an attitude termed "***Professional Skepticism***". Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. Familiarity can breed unreliability. The accuracy, therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to their auditors.

"The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched and familiar auditing firm.

"A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholder's Equity to become virtually nil – and has seriously impaired Masco's financial condition.

"Masco *stockholders*, as well as its auditors, must exercise "Professional Skepticism". Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?

"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded.

"Please vote "FOR" this proposal."

Correspondence Between Mr. Richard A. Dee and Masco Corporation
Relating to Stockholder Proposal Submitted by Mr. Dee

January 4, 2008

Email Correspondence between Proponent and Masco Regarding Proposal

Date	From	To	Subject	Text	Attachment
12/12/2007 11:57PM	Richard Dee <dick.dee@verizon.net>	gene_gargaro@mascohq.com	2008 Proposal and covering letter	N/A	See attached.

RICHARD A. DEE

To: gene_gargaro@mascohq.com December 12, 2007

Eugene A. Gargaro, Jr., Esq.
Corporate Secretary
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Stockholder Proposal – Masco Corporation 2008 Proxy Statement

Dear Mr. Gargaro:

Enclosed please find my Stockholder Proposal to be included in the Masco Corporation Proxy Statement for the 2008 Annual Meeting of Stockholders. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, and the bold and italic type, and format characteristics.

I own directly and of record 560 shares of Masco Corporation common stock. I intend to continue to own qualifying shares through the date on which the Annual Meeting will be held.

Please acknowledge receipt of the Proposal and this covering letter.

Sincerely,

Richard A. Dee

Enclosures: Proposal (2 pages)

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-3191

RICHARD A. DEE

Stockholder Proposal – 2008 Proxy Statement
MASCO CORPORATION
Submitted December 12, 2007

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm to a maximum of five consecutive years."

"Approval of this proposal will require that the current independent auditors be replaced and the selection of a successor firm be ratified by Masco stockholders at their 2009 Annual Meeting. The current firm has audited Masco for over 50 years.

"A term limit for its auditors will help Masco to improve its ability to assure stockholders, creditors, lenders, and the financial community that its accounting practices, procedures, and financial condition are being presented fairly and accurately. Independent auditing firms have an obligation to serve not only their clients, but the public interest.

"Improper and inadequate internal accounting and controls coupled with professional and ethical failures by supposedly able and independent outside auditors were among the root causes of the massive corporate corruption that caused devastating losses to millions of trusting, uninformed, and misinformed stockholders and led to passage of the Sarbanes-Oxley Act in 2002. Although SOX treated the matter of ***"how long is too long"*** in connection with audit *partner* tenures, the tenures of audit *firms* apparently was ignored.

"Because Masco has a great many subsidiaries, affiliates, groups, and segments – and properties including 600 manufacturing, distribution, warehousing and service operations at hundreds of geographic locations – a huge audit team with a substantial hierarchy is required to service it. SOX call for replacement of the partner in charge of so large a team every five to seven years strikes me an inadequate and unacceptable response from an investor protection standpoint.

"Because independent auditors must maintain an attitude of "***professional skepticism***", audit team members must maintain arms-length relationships with client personnel. It is well to remember that the accuracy and therefore the value of an independent audit depends heavily upon the quality and quantity of information that a company makes available to its auditors.

"It has been my experience as banker, investment banker, and investor that the accuracy and integrity of financial reporting is likely to be improved by relatively frequent changes of information gatherers and examiners.

"Although I have followed Masco closely for 12 years, initially as a rather large individual stockholder, I have seen few if any signs of what I would consider "conservative" accounting. Why would a supposedly independent auditor overlook the enormous growth of the Goodwill account, which again and again has been inflated by acquisitions whereby Masco has traded real stockholder assets for intangibles that are difficult (if not impossible) to value

– to a point where tangible Stockholders' Equity is almost nil, and the company's financial condition has been, in my opinion, seriously impaired?

"Do Masco's auditors believe they have been chosen for life and can therefore afford to be careless or complacent, or have they chosen to remain silent when subjects that might upset the management that chose them come to light?

"Masco stockholders owe it to themselves to make every effort to be certain that those responsible for crucial audit services to the company remain "independent" – and that they do not overlook or disregard what they are being relied upon to discover and to reveal.

"Please vote "FOR" this proposal."

Email Correspondence between Proponent and Masco Regarding Proposal					
Date	**From**	**To**	**Subject**	**Text**	**Attachment**
12/13/2007 12:14 AM	Richard Dee <dick.dee@verizon.net>	gene_gargaro@mascohq.com	Masco Proposal 2008 and covering letter	Repeating earlier sending.	See attached.

RICHARD A. DEE

To: gene_gargaro@mascohq.com December 12, 2007

Eugene A. Gargaro, Jr., Esq.
Corporate Secretary
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Stockholder Proposal – Masco Corporation 2008 Proxy Statement

Dear Mr. Gargaro:

Enclosed please find my Stockholder Proposal to be included in the Masco Corporation Proxy Statement for the 2008 Annual Meeting of Stockholders. The Proposal is being submitted in accordance with applicable provisions of Rule 14a-8 [17 CFR 240.14a.8] under the Securities Exchange Act of 1934, as amended.

The Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, and the bold and italic type, and format characteristics.

I own directly and of record 560 shares of Masco Corporation common stock. I intend to continue to own qualifying shares through the date on which the Annual Meeting will be held.

Please acknowledge receipt of the Proposal and this covering letter.

Sincerely,

Richard A. Dee

Enclosures: Proposal (2 pages)

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-3191

RICHARD A. DEE
Stockholder Proposal – 2008 Proxy Statement
MASCO CORPORATION
Submitted December 12, 2007

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm to a maximum of five consecutive years."

"Approval of this proposal will require that the current independent auditors be replaced and the selection of a successor firm be ratified by Masco stockholders at their 2009 Annual Meeting. The current firm has audited Masco for over 50 years.

"A term limit for its auditors will help Masco to improve its ability to assure stockholders, creditors, lenders, and the financial community that its accounting practices, procedures, and financial condition are being presented fairly and accurately. Independent auditing firms have an obligation to serve not only their clients, but the public interest.

"Improper and inadequate internal accounting and controls coupled with professional and ethical failures by supposedly able and independent outside auditors were among the root causes of the massive corporate corruption that caused devastating losses to millions of trusting, uninformed, and misinformed stockholders and led to passage of the Sarbanes-Oxley Act in 2002. Although SOX treated the matter of ***"how long is too long"*** in connection with audit ***partner*** tenures, the tenures of audit ***firms*** apparently was ignored.

"Because Masco has a great many subsidiaries, affiliates, groups, and segments – and properties including 600 manufacturing, distribution, warehousing and service operations at hundreds of geographic locations – a huge audit team with a substantial hierarchy is required to service it. SOX call for replacement of the partner in charge of so large a team every five to seven years strikes me an inadequate and unacceptable response from an investor protection standpoint.

"Because independent auditors must maintain an attitude of ***"professional skepticism"***, audit team members must maintain arms-length relationships with client personnel. It is well to remember that the accuracy and therefore the value of an independent audit depends heavily upon the quality and quantity of information that a company makes available to its auditors.

"It has been my experience as banker, investment banker, and investor that the accuracy and integrity of financial reporting is likely to be improved by relatively frequent changes of information gatherers and examiners.

"Although I have followed Masco closely for 12 years, initially as a rather large individual stockholder, I have seen few if any signs of what I would consider "conservative" accounting. Why would a supposedly independent auditor overlook the enormous growth of the Goodwill account, which again and again has been inflated by acquisitions whereby Masco has traded real stockholder assets for intangibles that are difficult (if not impossible) to value

– to a point where tangible Stockholders' Equity is almost nil, and the company's financial condition has been, in my opinion, seriously impaired?

"Do Masco's auditors believe they have been chosen for life and can therefore afford to be careless or complacent, or have they chosen to remain silent when subjects that might upset the management that chose them come to light?

"Masco stockholders owe it to themselves to make every effort to be certain that those responsible for crucial audit services to the company remain "independent" – and that they do not overlook or disregard what they are being relied upon to discover and to reveal.

"Please vote "FOR" this proposal."

Email Correspondence between Proponent and Masco Regarding Proposal					
Date	**From**	**To**	**Subject**	**Text**	**Attachment**
12/19/2007 05:30 PM	peggy_cook @mascohq.com	Richard Dee <dick.dee@verizon.net>	Your Shareholder Proposal for Masco 2008 Proxy	Please see attached. Peggy Cook Associate Corporate Counsel Masco Corporation 21001 Van Born Road Taylor, Michigan 48180	See attached.

December 19, 2007

Via Facsimile (212-831-3191)
and Federal Express

Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

Dear Mr. Dee:

We have received your shareholder proposal for inclusion in our 2008 proxy statement; however, your proposal exceeds the 500 word limit of Rule 14a-8. Unless we receive a revised proposal from you that meets the requirements of Rule 14a-8 within fourteen days from your receipt of this letter, your proposal will not be included in our 2008 proxy statement.

Very truly yours,

Eugene A. Gargaro, Jr.
Vice President and Secretary

Email Correspondence between Proponent and Masco Regarding Proposal					
Date	**From**	**To**	**Subject**	**Text**	**Attachment**
12/20/2007 02:50 AM	Richard Dee <dick.dee@verizon.net>	peggy_cook @mascohq.com	Re: Your Shareholder Proposal for Masco 2008 Proxy	I will reduce proposal by whatever number of words you found to be in excess. Please advise. Thanks.	N/A

Email Correspondence between Proponent and Masco Regarding Proposal

Date	From	To	Subject	Text	Attachment
12/21/2007 11:11 AM	peggy_cook @mascohq.com	Richard Dee <dick.dee@verizon.net>	Re: Your Shareholder Proposal for Masco 2008 Proxy	Dear Mr. Dee, We stopped counting once we reached 500 words and realized that your proposal exceeded that number. Any shareholder proposal in excess of 500 words will not be included in the proxy statement in accordance with the SEC rules. Peggy Cook Associate Corporate Counsel Masco Corporation 21001 Van Born Road Taylor, Michigan 48180	N/A

Email Correspondence between Proponent and Masco Regarding Proposal

Date	From	To	Subject	Text	Attachment
12/21/2007 01:21 PM	Richard Dee <dick.dee@verizon.net>	peggy_cook @mascohq.com	Re: Your Shareholder Proposal for Masco 2008 Proxy	No problem. I can understand the fatigue that Masco's word-counting department must have experienced when it reached 500 words. I asked because some companies don't consider authorities on the English language to be the last word - they rely on Microsoft Word, and its word-counting feature. The result being that hyphenated words, which I use quite often, such as "word-counting", are counted as two words. I use Wordperfect, as do (or did) most who actually write. Its word-counter uses the English language as its basis for what constitutes a word. I soon will send you a copy of the proposal revised to meet the SEC requirement. Inasmuch as the SEC agrees with Microsoft, I will be careful to make sure that I conform to the standard of the illiterati.	N/A

Email Correspondence between Proponent and Masco Regarding Proposal					
Date	**From**	**To**	**Subject**	**Text**	**Attachment**
12/22/2007 08:20 PM	peggy_cook @mascohq.com	Richard Dee <dick.dee@verizon.net>	Re: Your Shareholder Proposal for Masco 2008 Proxy	Dear Mr. Dee, I must have misunderstood your precise question. I personally counted and gave you the benefit of any hyphens. We will wait for your revised proposal. Peggy Cook Associate Corporate Counsel Masco Corporation 21001 Van Born Road Taylor, Michigan 48180	N/A

Email Correspondence between Proponent and Masco Regarding Proposal

Date	From	To	Subject	Text	Attachment
12/23/2007 09:56 PM	Richard Dee <dick.dee@verizon.net>	peggy_cook @mascohq.com	2008 Proposal - reduced length	Ms. Cook – Hopefully, this will do it. Please let me know it was received. Dick Dee	See attached.

RICHARD A. DEE

To: Peggy_cook@mascohq.com

December 23, 2007

Peggy Cook, Esq.
Associate Corporate Counsel
Masco Corporation
21001 Van Born Road
Taylor, Michigan 48180

Re: Stockholder Proposal – Masco Corporation 2008 Proxy Statement

Dear Ms. Cook:

Attached is my Stockholder Proposal to be included in the Masco Corporation Proxy Statement for 2008, reduced in length to less than 500 words. To really cover the topic properly requires a book-length Proposal. Which is what I began with.

Please allow me to repeat that the Proposal is being submitted as it is to appear in the Proxy Statement; the order, the paragraphing, and the use of bold and italic type styles.

Thanks.

Sincerely,

Enclosures: Proposal (2 pages)

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-

3191

"It is hereby requested that the Masco Board of Directors adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

"Masco has engaged the same accounting/auditing firm for over 60 years. During that time, the nature and composition of Masco has changed drastically again and again – due primarily to a great number of large, expensive, and minimally-explained acquisitions and corporate restructurings.

"As a response to massive accounting-based corporate corruption, the Sarbanes-Oxley Act was passed in 2002. It limits tenures of two categories of audit firm *partners* to five years. Rotation of *firms* was considered but no action was taken.

"I am convinced that new, truly independent auditors will provide fresh views of the adequacy of Masco's accounting practices and procedures, and the accuracy of its reported financial condition. How Masco is viewed by stockholders, lenders, creditors, and the financial community will be improved greatly by a long-overdue change of auditors.

"It is well to remember that an independent accounting/auditing firm has an obligation to serve not only its clients, but the public interest.

"To perform as it is expected, well-paid, and legally-required to perform, an auditing firm must maintain, in all regards, an attitude termed "***Professional Skepticism***". Members of an audit team must work with but maintain arm's length relationships with many levels of client personnel. Familiarity can breed unreliability. The accuracy, therefore the value, of presumably independent audits depends upon the quality and quantity of information that clients make available to their auditors.

"The problems that arise when an auditing firm remains too long with a company is illustrated, I believe, by much of what has occurred at Masco since the mid-1980's, including the distinct lack of "conservative" accounting and many indications of "questionable" accounting – permitted by its long-intrenched and familiar auditing firm.

"A prime example of auditor permissiveness is Masco's amassing of huge amounts of the intangible asset "Goodwill" – built up when large acquisitions were made by trading real stockholder assets, with readily-ascertainable values, for enormous amounts of something so intangible that, in Masco's case, it is virtually impossible to value. That amassing of Goodwill has caused real, tangible, Stockholders' Equity to become virtually nil – and has seriously impaired Masco's financial condition.

"Masco *stockholders*, as well as its auditors, must exercise "Professional Skepticism". Why do Masco's auditors appear irreplaceable? Do they remain silent when problems arise (such as how to account properly for extraordinary accumulations of possibly near-worthless Goodwill – the very slow write-offs of which have enabled earnings to be substantially inflated)? Although permissiveness by auditors pleases those who directly employ them, will it seriously damage Masco's future – as it did its past?

"Rotation will result in periodic professional examinations of audit performance, and greatly improve the likelihood of true independence – making it less likely that what auditors are relied upon by stockholders to examine, discover, and reveal, will be overlooked or disregarded.

"Please vote "FOR" this proposal."

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 25, 2008

Re: Masco Corporation – Stockholder Proposal Submitted by Mr. Richard A. Dee

William A. Hines, Esq.
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

Dear Mr. Hines:

On behalf of Masco Corporation ("Masco"), and further to my letter of January 4, 2008 relating to the stockholder proposal and supporting statement submitted to Masco by Mr. Richard A. Dee, I enclose six copies of further correspondence with Mr. Dee on the subject of his proposal. (I have not enclosed herewith copies of the Commission materials included under cover of my letter of today's date to Mr. Dee.)

As noted in my letter of January 4, 2008, because Masco is accelerating the printing and mailing schedule for its proxy materials this year, we would very much appreciate the Staff's assistance in helping us resolve this matter expeditiously so that Masco will be able to meet its proxy timetable.

If you have any questions or require further information, please call me at 212-450-4565 or contact me by email at joseph.hall@dpw.com. Thank you for your attention to this matter.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

(NY) 12543/001/PROXY08/01.25.08.sec.doc

cc: John R. Leekley, Esq.
Barry J. Silverman, Esq.
Peggy Cook, Esq.
Masco Corporation

Mr. Richard A. Dee
115 East 89th Street
New York, New York 10128

RICHARD A. DEE

By Fax to (212) 450-3800

January 24, 2008

Joseph A. Hall, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, NY 10017

Re: 2008 Stockholder Proposal – Masco Corporation

Dear Mr. Hall:

In your letter requesting that the Securities and Exchange Commission not recommend enforcement action if Masco Corporation omits my proposal from its 2008 proxy materials, you make reference to, and base your request on, a total of over 20 different sources, including stockholder proposals, references to the NYSE Listed Company Manual, the Exchange Act, Exchange Act Releases, NYSE rules, and a [?] Staff Legal Bulletin.

I am genuinely impressed by your scholarly effort, and I do not overlook the possibility that some of your conclusions and contentions, based on the above supposedly pertinent references, may be relative to the matter at hand, and may have merit.

At stockholder expense, Masco management has engaged Davis Polk to oppose me and the proposal that I submitted – a proposal that I believe to be in the best interests of all stockholders. The proposal is predicated upon and directly related to my experiences and observations (beginning in 1995) in connection with Masco's independent auditing firm – and the handling of Masco accounting practices by both the auditing firm and the company's internal staff.

Without ready and affordable access to the sources on which you have based your request to the Commission, I am not in a position to evaluate and to determine whether I believe your arguments have merit – or are, for the lack of a better word, "smokescreens" intended to confuse and impress the Commission. Do you seriously believe that those who will review and decide upon this matter will research your many references as to the appropriateness of sources?

Prior to the current instance, I cannot recall a company or its counsel failing to provide, voluntarily, substantive source details to me and to the Commission. I assume none wished to appear intent on impeding my ability to argue against their not-uncommon requests to omit.

Acting in what I believe to be the best interests of all Masco stockholders, I hereby request that you provide me material that will enable me to review all of your many references and proceed with my arguments in defense of inclusion of my proposal in the company's proxy materials.

Sincerely,

Richard A. Dee

115 East 89th Street New York, NY 10128 Fax (212) 831-3191 (917) 882-8751

DAVIS POLK & WARDWELL

450 LEXINGTON AVENUE
NEW YORK, NY 10017
212 450 4000
FAX 212 450 3800

MENLO PARK
WASHINGTON, D.C.
LONDON
PARIS
FRANKFURT
MADRID
TOKYO
BEIJING
HONG KONG

JOSEPH A. HALL
212 450 4565
JOSEPH.HALL@DPW.COM

January 25, 2008

Re: Masco Corporation – Stockholder Proposal Submitted by Mr. Richard A. Dee

Mr. Richard A. Dee
115 East 89th Street
New York, New York 10128

Dear Mr. Dee:

Thank you for your letter of January 24, 2008.

As you noted, my letter of January 4, 2008 to the Securities and Exchange Commission included citations to a number of different authorities. Many of these authorities are publicly available online.

- The Securities Exchange Act of 1934 is available at:

http://www.law.uc.edu/CCL/34Act/index.html

- Rules promulgated under the Securities Exchange Act of 1934 are available at:

http://www.law.uc.edu/CCL/34ActRls/index.html

- Staff Legal Bulletins are available at:

http://www.sec.gov/interps/legal.shtml

- The NYSE Listed Company Manual is available at:

http://www.nyse.com/Frameset.html?displayPage=/about/listed/1022221393251.html

- Masco's audit committee charter is available at:

http://www.sec.gov/Archives/edgar/data/62996/000095012405002445/k91499ddef14a.txt

The remaining authorities cited in my letter (consisting of SEC Staff no-action letters and one SEC release) are available online, but may require a subscription. For your convenience, I have enclosed copies of these authorities.

Very truly yours,

JHall

Joseph A. Hall

Enclosures

cc: William A. Hines, Esq.
Special Counsel
Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington D.C. 20549

John R. Leekley, Esq.
Barry J. Silverman, Esq.
Peggy Cook, Esq.
Masco Corporation

RICHARD A. DEE

RECEIVED
2008 FEB 13 AM 10:39
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Email to: cfletters@sec.gov

February 12, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Masco Corporation – 2008 Stockholder Proposal

Ladies and Gentlemen:

Davis Polk & Wardwell, on behalf of its client Masco Corporation, has informed the Commission and me that Masco intends to omit from its 2008 proxy materials the Proposal that I submitted requesting that the Masco board of directors "adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years."

Davis Polk has stated that: "For the foregoing [four] reasons, we believe that the Proposal may be excluded from Masco's 2008 proxy materials, and respectfully request your confirmation that the Staff will not recommend enforcement action to the Commission if Masco proceeds on this basis".

I disagree with the reasons set forth, and I disagree with its arguments in support of each. I am in the process of preparing a detailed and thorough letter of response to the Commission that sets forth my position and addresses the issues and points raised by Masco and its counsel. And it asks that the Commission reject Masco's request that it go along with the company's intention to omit my Proposal from its 2008 proxy materials.

I take issue with counsel's claim that: ". . the supporting statement would need to be completely rewritten in order to eliminate or modify all of the misleading statements that it contains in violation of rule 14a-9. ." Any revisions in my Proposal that might be called for to satisfy issues under rule 14a-9, and to set things straight as to other claims by counsel that seem to imply that he knows what I am thinking, could be made easily and quickly.

I am completely agreeable to identifying clearly what may be deemed to be my opinions. I sincerely try to make statements based on extensive research and investigation. In the case of Masco, that process has enabled me to become extremely familiar with the company, with its complex and often confusing modus operandi, and with the qualities and qualifications of those who manage and direct it. Factual underpinnings for my assertions and/or opinions usually can be substantiated when and if time and space (and patience) permit.

It has taken me considerably more time than I expected to locate the many documents, letters and responses, reports, and other information (including aspects of the Sarbanes-Oxley Act of 2002 and hearings and commentary related thereto) that I believe to be pertinent – and to review all of the material carefully in order to develop what I hope will be considered valid arguments against omission.

My response will include letters and excerpts bearing directly on the Proposal. Those letters contain considerable background relative to my long and somewhat contentious relationship with Masco, and they attest to the depth of my research – and to the depth of my concerns. Masco is very tightly-knit at the top, it is used to having its way, and it does not welcome intrusions – or intruders. To the best of my knowledge, I continue to be the only stockholder/owner who ever has asked any really hard questions – and who has inquired into matters that Masco does not wish to have examined.

The subject of Masco and its auditors is not a new one for me. It has been the subject of numerous discussions involving Masco, its auditors, and me. On December 14, 1995, in a letter to Nicholas G. Moore, Chairman of Coopers & Lybrand, Masco's auditor for over 50 years at the time, and a predecessor of its current auditor, PricewaterhouseCoopers, I wrote:

> "I would like to know how Masco could end up discovering, <u>only when it tries to sell them</u>, that over half of its assets are worth between only 56% and 65% of their carrying values? Are Masco stockholders to believe that such a predicament could arise if proper accounting and auditing procedures were followed, and proper standards applied - including, specifically, careful periodic reviews and recommendations relative to reductions in the carrying values of the company's assets?"

Five years before the Enron-Anderson debacle came to light, on February 28, 1996, I wrote the following to Mr. Moore:

> "Has Coopers & Lybrand been a supplier to Masco of consulting and/or other services - in addition to auditing services? I have had experience with firms doing both consulting and auditing services for the same clients. Conflicts of interest occurred that were damaging to the interests of the stockholders of the client companies involved - proving to me, conclusively, that more than the "potential" for conflicts of interest exists. There are plenty of able suppliers of services from which any company can chose - for one service - not for two or more."

Early in 1996, I requested Masco's Chairman to cause the company to join the many publicly-owned companies that allowed stockholders to vote annually to ratify selections of auditors. Masco agreed to do so, and 1996 was the first year that its stockholders voted on the ratification of auditors.

On April 13, 2000, I sent Catherine Dixon, then Division Chief Counsel, a detailed 10-page letter in connection with a proposal that I had submitted to Masco. The letter included the following relative to how Masco's accounting affected the reported value of its assets and its reported profits:

> "Masco amortizes goodwill over a 40-year period - with the blessing of its long-time auditors, Coopers & Lybrand who have pronounced the very slow amortization "in accordance with generally accepted accounting principles." The process was not, and is not, however, in accordance with good judgement, conservative accounting, and reality."
>
> "During the current acquisition frenzy, which began in 1996, goodwill increased from $344 million to $1,743 million. Nearly a six-fold increase in goodwill during a period when sales, even though fueled by a great many acquisitions, only slightly more than doubled. Goodwill increased by $687 million in 1999 alone. <u>I see History repeating itself</u> - and I am anxious to do what I can to prevent another debacle."
>
> "By keeping annual goodwill writeoffs extremely low, profits have been considerably overstated - and those whose annual takes are "performance-related" prospered mightily. When the day of reckoning finally arrived in 1995-96, Masco simply took a huge one-time "restructuring" charge and the Home Furnishings Group, which accounted for 45% of Masco revenues and employed about 65% of the company's 51,300 employee workforce, was made to disappear overnight. Revisionist Accounting saved the day."

In an excellent and inclusive 2003 speech concerning the Sarbanes-Oxley Act at the National Press Club, former SEC Chairman Donaldson stated: "Another critical purpose of the Act was to improve the 'tone at the top.' The tone set by top management is the most important factor contributing to the integrity of the financial reporting process."

Although Masco and Davis Polk may not like what I have to say, my rather long experience with and extensive knowledge of Masco and those who run and direct it cause me to take issue with *its* "tone at the top". Masco insiders and their friends have enriched themselves enormously and unjustifiably at company expense, while stockholders' interests have been damaged irreparably. My Proposal seeks to bring about a process that I am convinced will benefit substantially all Masco stockholders.

Sincerely,

(signed) Richard A. Dee

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-3191

RICHARD A. DEE

RECEIVED
2008 FEB 25 PM 3:47
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

By Fax to (202) 777-9201

February 23, 2008

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Masco Corporation – 2008 Stockholder Proposal

Ladies and Gentlemen:

Davis Polk & Wardwell, on behalf of its client Masco Corporation, has informed the Commission and me that Masco intends to omit from its 2008 proxy materials a Stockholder Proposal that I submitted requesting that the Masco board of directors "adopt promptly a resolution requiring that the company limit the term of engagement of its Independent Registered Public Accounting Firm [Auditors] to a maximum of five years." Counsel has requested that the Commission issue a "No-Action" letter in connection with Masco's intention to omit.

BASIS FOR PROPOSAL

I believe that Masco opposes my call for the periodic rotation of its auditors for one very simple reason – it is deeply concerned as to what, after more than half a century of being audited by the same firm, a new independent audit firm might discover and reveal in connection with Masco's accounting treatments underpinning the reported values of its assets, its reported profits and losses, and its financial condition – none of which have, in my opinion, been presented accurately and properly much of the time over the last thirteen years in company financial reports, including those made to the Commission.

My Proposal seeks to bring about the rotation of audit firms by Masco in order to provide, going forward, all parties at interest with unbiased and independent audits and audit advice and, to the extent possible, to repair some of the damage caused Masco stockholders by what I believe have been many years of auditing practices that have not been truly independent of management influence – and certainly not in accordance with sound business judgement and common sense. I do not expect any audit firm to manage a company's accounting operations, but I do expect it to recognize and to guide management when it comes to the establishment and maintenance of sound and reliable accounting practices.

It is vitally important that the Commission understand and put into perspective what term limits for Masco's auditors would almost certainly bring about – that is, an increase in the degree of independence from management influence that auditors must strive to achieve. Improving auditor independence is, unquestionably, a primary objective of the Sarbanes-Oxley Act of 2002 – which was drafted and passed after very extensive hearings and research, and was the response by Congress to public outrage resulting from the belated revelation of massive financial-reporting-related corporate corruption and fraud that resulted in devastating losses to millions of investors.

By including a requirement that the lead audit partner and the audit review partner (or concurring reviewer) on audits of all publicly-owned companies be rotated every five years, the Sarbanes–Oxley Act took an important step in the direction of assuring the independence of auditors.

Although the Act did not mandate audit firm rotation at the time of its passage, the subject was considered at length, and in the course of a later study by the General Accounting Office, thousands of CEO's, financial executives, audit committee members, and auditors were contacted to obtain their views on the subject. Neither an inconsequential sampling, nor an issue to be taken lightly.

The Background that follows plus letters that I am enclosing bear heavily upon my relationship with Masco and its audit firm – and therefore bear heavily on what I consider to be my qualifications as a proponent of a stockholder proposal calling for the periodic rotation of Masco's auditors.

BACKGROUND

On November 22, 1995, after learning that Masco was about to jettison its expensively-acquired collection of premium home furnishings companies for what, to my surprise and chagrin, was to be for an amount substantially less than what had been paid for them, I contacted Masco for the first time. I began what would become a lengthy, enlightening, and rather contentious relationship that involved my very extensive research and investigation of the company, and of those who ran and directed it. It did not take long for me to wonder if Masco's long-time audit firm had overlooked, if not passively encouraged, what clearly amounted to the substantial overvaluation by Masco of a very large segment of its assets.

My stake in Masco was large enough for its chairman to term it substantial for an individual stockholder. The stock had been in my family since 1939, undoubtedly close to the time that the company had gone public. Before Masco announced that it was disposing en masse of many of what I knew to be excellent companies (based on an extensive study of the furniture industry that I had made in 1965), I had not paid much attention to the company. It seemed to be a small, well-established, well-managed, and profitable growth company.

It became clear early in the course of my research that I was being far too inquiring and thoroughgoing for Masco's liking. Being aware of my banking, investment banking, and educational backgrounds, the extent of my research should have come as no surprise to Masco. My investigation was extensive enough in scope to cause Masco, in 1998, to cause its counsel to try to malign me to the Commission in an attempt to discredit *me* as a means of discrediting a corporate governance proposal that I had submitted to the company.

Although I began my initial research as a result of my surprise that Masco was to receive so little for what it had paid so much, I soon realized that Masco would have to report a huge loss reflecting the substantial reduction in realizable market values of assets that were sold. Masco had not informed its outside stockholders that it was disposing of the home furnishings group of companies because it was "underperforming". They were were kept in the dark until a sale had been arranged – a sale that fell through not long after it was announced, leaving Masco to try to find a new buyer.

Masco's failure to present crucial matters such as this accurately and in a timely manner caused me to start looking carefully at Masco's historical financial reports and record of acquisitions – and wondering if additional huge losses might be reported in the not too distant future as a result of additional sales of assets at realizable market prices that also would be far below the values at which they were carried on Masco's books.

My concerns led me to question the independence and the qualifications of Masco' long-time audit firm – and whether it was willing and able to exercise a high level of objectivity in dealings with its ostensible employers, Masco management. I became concerned that the firm's extraordinarily long unbroken relationship with Masco might contribute to my perception of a lack of auditor independence, and I made my concerns known to Masco, to the audit firm, and to the Commission.

The letters that I am enclosing were to Chairmen of the audit firm (now PricewaterhouseCoopers) between 1995 and 2002, responses, letters from Masco's Chairman, a letter to the Chief Counsel, Division of Corporation Finance, and to an attorney member of the Division. The letters necessarily contain some overlap of subject matter.

I believe that the letters make very my concerns and positions – and include considerable factual background supporting my reservations and conclusions. I considered the subject of auditor in 1996 when I recommended to Masco that it consider replacement of its long-time auditors (which also audited its two major publicly-owned, but controlled, affiliates), and seek bids from other major audit firms. Masco defended the continuation of its long-time audit firm – and renewed without further thought the audit engagement contract that is reviewed and renewed on an annual basis. Beginning in 1996, at my suggestion, Masco enabled the ratification of auditor selection by stockholders voting at each year's annual meeting.

Information that I considered confidential between me, acting as a concerned part-owner of Masco, and its supposedly independent audit firm, as indicated in enclosed correspondence, was forwarded by the auditors directly to Masco management – in spite of the fact that I had made amply clear to the auditors that I had been in contact with Masco regarding the issues being addressed. My letters conveyed my misgivings and suspicions relative to Masco's conduct of its accounting and financial affairs, and questioned the part that the auditors, possibly unintentionally, were playing in what I believed to be the company's efforts to confuse, if not deceive, stockholders, security analysts, other members of the financial community, and the Commission.

By sending confidential information to Masco instead of responding to my concerns and misgivings directly, the auditors certainly did little to assure me of their independence and respect for confidentiality. It struck me that the auditors were far more interested in keeping Masco management happy than in considering any possible accounting problems, irregularities or audit oversights that I might have discovered and/or wished to discuss with what supposedly were independent auditors – auditors who, in the final analysis, were accountable to all of Masco's stockholders.

As the result of my very considerable and intensive research and investigation of Masco, and of those who ran and directed it, I concluded that Masco was relying heavily on accounting processes and what I call "Revisionist Accounting" to confuse successfully all concerned as to its true operating results and financial condition. I believe that I proved that conflicts of interest were rampant between Masco, its affiliates, and the nearly identical group of long-time insiders who ran and directed them – and that a complex intertwining of business and financial matters were causing Masco to be operated to the *considerable detriment of stockholders* – and to the *enormous benefit of insiders* and friends – with, I suspect, the knowledge of the deeply-intrenched audit firm that served Masco *and* its affiliates.

I believe that history has proven that my findings, suggestions, and criticisms related to Masco were fact-based and justified in virtually each and every aspect addressed – including my concerns that either carelessness or collusion occurred whereby Masco's auditors failed to suggest, if not require, that Masco take measures to assure that a substantial segment of its assets were reported properly and that such valuations were in line with realizable market values. Proper reporting would, however, have required substantial reductions in, and restatements of, the reported values of such assets – which, in turn, would have required lowering considerably the profits reported for a number of previous years – illusory profits that were the bases for unjustifiably high payouts to management.

RE: "ORDINARY BUSINESS OPERATIONS"

Section 510(b) of the National Securities Markets Improvement Act of 1996 made clear that Congress was deeply concerned with the ability of stockholders to communicate with one another via proxy statements – and it appeared determined to "improve shareholder access to proxy statements".

The seeming willingness of the Commission to accept the "ordinary business operations" ploy as a convenient means to discriminate against stockholder proposals seems contrary to the will and to the intent of Congress. I believe that the tactic, which appears to have little if any basis in law, and is, unfortunately, self-perpetuating, has been misused again and again to conveniently prevent stockholders from bringing important corporate matters to the attention of fellow stockholders.

It is a virtually undefinable catch-all resorted to by companies and their counsels to keep issues opposed by company managements and directors from appearing in proxy statements and being considered and voted upon by the stockholder/owners of companies. Congress would be surprised, I believe, if it were aware of the all-too-frequent use of this tactic to unfairly prevent stockholders from gaining "access to proxy statements" to communicate with one another. A rather threadbare ploy is being used as a "management tool" against those who really own publicly-owned companies.

Rule 14a-8(i)(7) is being misused by companies and their counsels who cite multitudes of references to prior unjustified omissions as though they were well-considered legal precedents. Unfortunately for the nation's stockholders, in the course of my review of many instances of stockholder proposals (including two of mine) that were omitted by virtue of the Commission's reliance on the "ordinary business operations" ploy, I have seen little evidence that serious, valid arguments by proponents were given fair and adequate consideration.

DISCUSSION OF PROPOSAL

Davis Polk has set forth four reasons (A, B, C, and D) as to why it believes my Proposal can be omitted, the first of which is that "the proposal relates to the method of selecting independent auditors, and therefore involves Masco's ordinary business operations." Counsel then restates that reason as:

A. The Proposal Deals with Matters Relating to Masco's Ordinary Business Operations

To begin with, the subject of term limits for auditors is a substantive policy matter. It is not an ordinary business matter relating to the more or less day-to-day operations of Masco.

Can it be argued seriously that term limits for auditors (a matter that consumed a considerable amount of time during the extensive hearings and research that culminated in the drafting and passage of the Sarbanes-Oxley Act of 2002) can be construed as dealing with matters relating to Masco's "ordinary business operations"?

Can it be argued seriously that an event that would be likely to occur but once every five years is a matter involving "Masco's ordinary business operations"?

Masco and its counsel apparently believe that they can cause the Commission to overlook the fact that my Proposal advocates adoption of a policy that I believe would, in all probability, strengthen auditor independence. I believe it would be contrary to the intent of Sarbanes-Oxley, and contrary to the interests of Masco stockholders, to deny them the opportunity to vote on the merits of my Proposal.

Furthermore, regardless of counsel's claims, my Proposal does not pertain to the "method" (the procedure or process) by which Auditors are selected. In the "Discussion" phase of the Davis Polk letter, counsel lists references that make clear that Masco's Auditors are selected, according to applicable statutes, by the company's Audit Committee. My proposal does not advocate any change in that procedure. The Audit Committee would continue to have, as its Charter calls for, "the sole authority to appoint, compensate, retain, oversee and terminate the independent auditors of the Company (subject to any required shareholder ratification), including sole authority to approve all audit and non-audit services to be provided by the independent auditors and all engagement fees and terms."

My proposal does not address any aspect of the selection of auditors – method or otherwise. It addresses only the *maximum length of time*, the maximum continuous period, during which the same auditor can be engaged – and it falls into what has been termed the "major implication" category. The maximum total duration is not covered by Masco's Audit Committee charter or by any rule or statute. Nevertheless, Masco claims that a term limit would "[1]interfere with the responsibilities of the audit committee and therefore [2] intrude into Masco's ordinary business operations". A term limit would do neither – it affects only the time frame within which auditors selected by the committee will serve. It does not affect any committee responsibilities.

In closing on this point, I was surprised to find that counsel, in trying to support the foregoing reason (A.), cites two instances when the Commission went along with company requests for No-Action letters based on the "Ordinary Business" ploy, *Rite Aid Corporation* (March 31, 2006); and *The Charles Schwab Corporation* (February 23, 2005), both of which pertain to an entirely different subject – the ratification by stockholders of auditor selection.

B. The Proposal, if Implemented, Would Cause Masco to Violate Applicable Law

Inasmuch as Masco enables [requires] its stockholders, at each annual meeting, to ratify the auditors selected by the audit committee to serve for the ensuing year, there is no issue here. At Masco, the terms of auditor engagements expire concurrent with the beginnings of engagements of new or existing auditors.

As I mentioned previously, the Audit Committee, unquestionably and according to its Charter, "has the sole authority to appoint, compensate, retain, oversee and terminate the independent auditors of the Company (subject to any required shareholder ratification), including sole authority to approve all audit and non-audit services to be provided by the independent auditors and all engagement fees and terms".

If company policy, as determined by the board of directors, is revised according to my Proposal, and the maximum consecutive number of years that an auditor may serve is limited to five, the Audit Committee would, quite simply, select and propose a different audit firm for ratification the year that the policy goes into effect – and annually for each of the following four years.

A term limit, if adopted by Masco, would not involve the "dismissal" of an auditor, as claimed by counsel. Therefore, my Proposal, if implemented, would not violate any applicable law because there is no applicable law.

I am astounded by the fact that Counsel has used so many references to try to justify the unjustifiable by referring to Section 10A(m)(3)(A) of the Exchange Act (rule 10A-3(b) thereunder), to Section 303A.07(b) of the NYSE Listed Company Manual, to 10A(m)(2) of the Exchange Act, to SEC Rule 14a-8(i)7, and to Exchange Act Release No. 34-40018 (May 21, 1998).

C. The Proposal Exceeds 500 Words

The Proposal does not exceed 500 words.

D. The Proposal Violates the Proxy Rules

As stated in my letter of February 12 to the Office of Chief Counsel:

"I take issue with counsel's claim that: '. . the supporting statement would need to be completely rewritten in order to eliminate or modify all of the misleading statements that it contains in violation of rule 14a-9. .' "

"Any revisions in my Proposal that might be called for to satisfy issues under rule 14a-9 and to set things straight as to other claims by counsel that seem to imply that he knows what I am thinking, could be made easily and quickly."

"I am completely agreeable to identifying clearly what may be deemed to be my opinions. I sincerely try to make statements based on extensive research and investigation. In the case of Masco, that process has enabled me to become extremely familiar with the company, with its complex and often confusing modus operandi, and with the qualities and qualifications of those who manage and direct it. Factual underpinnings for my assertions and/or opinions usually can be substantiated when and if time and space (and patience) permit."

I estimate that the amount of time that it would take me to identify clearly my opinions and beliefs would not exceed one hour. Counsel should be pleased because such revisions would require that I eliminate something like 33 words from my proposal in order to remain within the word limit.

CONCLUSION

I believe that Masco and its counsel have failed to meet the burden of proof that my Proposal can be omitted from the company's 2008 proxy materials.

If you wish further information or clarification of anything that I have included in this letter, please do not hesitate to call me on (917) 882-8751. Thank you for your thoughtful consideration of this important stockholder matter.

Sincerely,

Richard A. Dee

Enclosures

115 East 89th Street New York, NY 10128 (917) 882-8751 Fax (212) 831-3191

RICHARD A. DEE
115 EAST 89TH STREET
NEW YORK, NY 10128
(917) 882-8751
FAX (212) 831-3191

FACSIMILE COVER LETTER

Please deliver the following pages to:

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Total number of pages, including this cover letter: ________

Date: 2/25/08 To Fax #: **(202) 772-0201**

Time: 45 — 2 sendings — 23 incl cov ltr, 22 + same ... } 46

If you do not receive the number of pages indicated, or if any communication problem is experienced, *please telephone (917) 882-8751.*

Comments:

The enclosed pages (letters) belong with 7-page letter that I sent at 15:44 hours to the Office of Chief Counsel at above address.

The subject company is – Masco Corporation.

RICHARD A. DEE

CONFIDENTIAL April 23, 2002

Mr. Samuel A. DiPiazza, Jr.
Chief Executive Officer
PricewaterhouseCoopers
New York, NY 10019

Re: MASCO CORPORATION

Dear Mr. DiPiazza

I have received neither an acknowledgment nor a reply from you in connection with my letter of April 9. Therefore, I am sending you this letter – which is a substantially longer and more detailed version of my April 9 letter. I will be forwarding copies of correspondence referred to herein, including what I believe to be all previous correspondence between me and Coopers & Lybrand, and certain pertinent correspondence between me and the Securities and Exchange Commission.

Recent events are focusing considerable public, regulatory, media, and Congressional attention on the fact that shortcomings on the parts of major public accounting firms, including their possible collusion with company insiders, can result in misleading investors and causing them to experience severe financial losses.

During a conference call on February 15, Masco's only spokesperson, its chairman, apparently hoped to assuage concerns that security analysts and other listeners might have regarding the likelihood that scrutiny soon would be focused on Masco in connection with what are being termed "accounting issues" – affecting companies that regularly have engaged in substantial, confusing, and complex financial machinations, and the true financial conditions of which may not be as claimed. He made the following statement implying that the Securities and Exchange Commission had provided Masco a clean bill of health relative to its accounting and financial reporting practices:

"Given all the concern about financial reporting of corporations, you might be interested in knowing that Masco updated its shelf filing with the SEC during the fourth quarter. The SEC reviewed our financial statements and the only principal change requested was the relatively modest reclassification of some cost reduction expenses from Other Income to Operating Income – which had no effect on reported Net Income."

As you may know, in November 1995, Masco announced that it had arranged to sell its huge and expensively-acquired Home Furnishings Group, which accounted for about 43% of the company's net sales and 55% of corporate assets, to Morgan Stanley Capital Partners. At that point in time that I decided to take a hard look at the company in which my family had been an investor since 1939. The sale fell through in January 1996. Masco was anxious to dispose of the business, and in March announced its sale to a group of investors – including itself and insiders. Even though the sale was not completed until August, presumably with the advice and consent of Coopers and Lybrand the Home Furnishings Group was made to disappear as of December 31, 1995, resulting in a huge "non-cash charge" being reported for that year.

Revisionist Accounting at its best.

It did not take me very long to realize that for many years Masco had been presenting a false and misleading picture of itself to stockholders, to the investment community, and to financial media. I then began to investigate and to analyze extremely carefully, and intensively, the company, its operations, its management, and its directors – and its relationships with its affiliates and the insiders thereof. My intrusion did not set well with those accustomed to having everything their own way – and certainly unaccustomed to having their competence, and possibly their integrity, questioned.

In the course of researching the financial activities of the Masco companies, I discovered what seemed to me to be a failure to report properly the true values of a substantial portion of Masco's assets. That failure seemed borne out when the Home Furnishings Group was sold. If so substantial a segment of Masco's assets could be sold for only about 56% of their carrying values, I began to wonder if your firm was improperly attesting to the values Masco claimed for its assets. If, indeed, Masco received a fair price for the Home Furnishings Group, it was clear that the huge difference between the price at which the assets could be sold and the value at which they were carried on Masco's books indicated that accounting for asset values had failed to reflect their drastically impaired values in a timely manner. That led me to question whether your firm was acting as a truly "independent" auditor – one worthy of the trust of Masco outside stockholders such as myself.

Between December 1995 and March 1996, considerable correspondence was exchanged between me and members of your firm – much of it between me and then-chairman Moore. Copies of that correspondence are included herewith.

My letters to Mr. Moore of December 14, 1995 and February 29, 1996 included the following statements:

"I am concerned deeply that accounting procedures followed by Masco Corporation, a client of your firm for many years, may have resulted in overstatements of earnings, of asset values, and of shareholders' equity reported to stockholders, the financial community, the press, and the SEC."

"The interests of Masco stockholders may have been damaged greatly. My concern centers on the adequacy and propriety of accounting treatments of enormous amounts of goodwill that the company incurred, recorded, and carried as a result of its very ambitious acquisition program."

"Could Masco be but the tip of an iceberg? Are the stockholders of many substantial Coopers & Lybrand clients finding, suddenly, that the worths of the companies in which they are investors have been overstated, enormously, year after year – as have annual earnings – because substantial quantities of assets have been carried at values considerably in excess of their known or suspected real values – instead of being expensed in a prudent, timely manner?"

I am writing at this time because what I addressed in 1995 and 1996 appears to have been ongoing – what I came to believe might be your firm's possible negligence and accommodation of Masco management in connection with its duties as the company's independent audit firm.

I am convinced that Masco assets, including investments, routinely have not been examined properly to determine and to reflect their deteriorations in value. I believe the company has been permitted to disregard serious progressive losses in value so that it could postpone and thereby convert what should have been annual charges against earnings into so-called non-recurring or one-time charges.

Prior years' earnings should have been restated again and again to reflect losses that were overlooked on a timely basis and later taken as one-time charges. The impression that I get from what has been occurring is that Masco concealed asset impairments in order to inflate its annual earnings – and thus enable it to influence the market price of its stock and to justify lucrative bonuses and performance-based awards to insiders. I am inclined to believe that your firm went along with whatever Masco chose to do – and thereby failed its obligation and duty to Masco outside stockholders to exercise independence and diligence in reviewing the company's accounts.

Common sense called for your firm, supposedly acting as an independent auditor responsible to Masco stockholders, to question seriously the massive and continual financial machinations and results thereof that resulted in the shifting of assets and liabilities and profits and losses and ownership interests back and forth between Masco and its affiliates – to the great benefit of insiders.

I believe that Masco earnings for the past six years should be restated to reflect the fact that what have again and again been treated as the equivalent of non-recurring charges are reported as charges against annual earnings – and that, without delay, all assets be re-examined with great care in order to determine and to reflect properly previously overlooked impairments.

To conceal huge losses caused by bad business judgement, Masco again and again has used a variety of confusing and deceptive terms, the meanings and the consequences of which are not understood by most investors, and are misunderstood by a substantial number of supposedly knowledgeable and experienced financial analysts, to describe those losses. What eventually have become "one-time charges" and the like have been, for the most part, predictable – and should have been picked up during annual audits and reflected as charges against earnings. I believe that proper audit procedures would have ascertained the true values of assets, particularly goodwill and investments. Instead, as I have stated previously, it appears that Masco was able to have its way with Coopers & Lybrand and convince it that, for example, it was proper to amortize the value of Masco's principal asset, goodwill, over the allowable 40-year straight-line basis. That was unrealistic – and it was ridiculous.

You may not know it, but at Masco non-recurring charges, or whatever you choose to call them, recur with alarming regularity. Bad business judgement, which again and again has caused huge losses, never should be allowed to be concealed. Losses are loses are losses. And impairments in the values of assets should be timely and properly determined – and timely reported as losses.

A recent example of the sort of neglectful oversight that I believe has been taking place is the fact that a "$460 million non-cash charge" reported by Masco in the second half of 2001 resulted from the untimely recognition by Masco and PWC that a substantial investment was virtually worthless. The investment was in the form of securities of the company that was formed to acquire Masco's Home Furnishings Group in 1996, as previously described. Masco, anxious to sell the Group, took back debentures and equity securities in partial payment.

Masco's president, a consummate Masco insider, and a Masco director since 1988, resigned at age 64 to run the new company, Furnishings International. He has continued as a Masco director. He was responsible for overseeing, unsuccessfully, the management and staffing the Home Furnishings Group when Masco owned it. Although he served as Masco president during negotiations, he was paid $380,000 by FI for his help in arranging the acquisition financing. Not long after, he contributed $150,000 to the favorite charity of Masco's chairman – run by the latter's sister.

Furnishings International performed badly virtually from the start, and it is presently in the final stages of selling off its assets. Public records made clear that Masco's investment was progressively and seriously "impaired" from the start. But, in spite of the questionable nature of the investment, Masco had the audacity not only to carry it at face value, but to include interest accrued but never paid as part of annual earnings for 6 years.

It would be hard to imagine how Coopers & Lybrand could more effectively have undermined whatever confidence I had in its independence than it did in 1996 when it forwarded what I had sent to it to Masco management. I had made amply clear to your firm why I was contacting it directly – and amply clear that I had already contacted Masco management in connection with my concerns.

Having been a money center banker who dealt on almost a daily basis with confidential information concerning some of the world's largest corporations and some of its wealthiest and most successful individuals, I was appalled by the forwarding by Coopers & Lybrand to Masco of information that I had sent to it that was critical of the company and its management. To have done so was, as far as I am concerned, an unconscionable breach of trust and confidentiality.

When I became aware of what had occurred, I tried to overlook the effect of what I considered to be the serious breach of confidentiality by Coopers & Lybrand. Unfortunately, the harm done became evident in January 1998 when Masco's outside counsel, Davis Polk & Wardwell, in correspondence to the SEC, attempted to use the extent of my research and investigation of Masco, including my contacts, as a concerned stockholder, with Coopers & Lybrand to discredit me and my research as means of discrediting a stockholder proposal that I had submitted to Masco (copy enclosed) for inclusion in its 1998 proxy materials. I am credited with having introduced the first Corporate Governance type proposal – voted on by 3M Company stockholders in 1979.

The purpose of the proposal was to acquaint fellow stockholders with my concerns regarding the manner in which Masco was being managed and governed, and to solicit their support in calling for director qualifications that would result in long overdue changes in the composition of the board. A more ingrown and ineffective management and a more ingrown and management-dominated board would be difficult to find.

As I pointed out in a February 4, 1998 letter (copy enclosed) to the SEC in support of my proposal:

"Bear in mind that no substantial individual outside stockholder ever had asked Masco any really tough questions before – or challenged the rights of its management and directors to do as they pleased with the company's resources – which I discovered included engaging continually in flagrant conflicts of interest and self-enriching acts contrary to the interests of outside stockholders."

"The extent of my holdings caused me to undertake an exceptionally detailed and exhaustive study of Masco that covered many aspects of its operations – including the qualifications of its management and directors, its products, its advertising and marketing programs, its business planning and policies, its extensive entanglements with affiliates, and its financial activities. Although greater inextent and depth, and in the amount of time it required, making such a study was nothing new for me. My background, which includes banking, investment banking, business and financial consulting, and an MBA from Harvard, qualified and enabled me to make such a study and to carry out the extensive investigation and research that I believed was called for and justifiable in view of the extent of my investment. The more I learned, the more convinced I became that instead of being run for the benefit of all stockholders, Masco was being run for the benefit of a small and firmly-intrenched group of insiders, relatives, and friends"

"I trust that the foregoing, along with a reading of the enclosures, will begin to provide you with a picture of exactly what kind of a relationship developed, and how – along with some ideas as to why I am skeptical of so much of what Masco does. Proof that Masco has misled stockholders again and again can be found in abundance in corporate publicity and investor relations materials – including, in particular, the company's annual reports."

"Individual investors rely heavily on what companies tell them. When companies resort to propaganda, the outcome is predictable. In Masco's case, long term outside stockholders who believed what the company told them ended up holding the stock – and they were taken for a ride – as I point out in my proposal, "a roller-coaster ride". Demonstrating no similar loyalty, high level Masco insiders often bought and sold the stock – and their timing was extraordinary."

I did not pursue the matter further with Coopers & Lybrand in 1996 because it seemed to me that your firm was so "tight" with Masco management that, in spite of the seeming willingness of its representatives to meet with me and to discuss the reasons for my discontent and distrust, I could expect no better than lip service.

To repeat, I concluded early on that Masco was badly mismanaged and that its board of directors was ingrown and neither independent of management nor capable of making intelligent, well-informed, objective judgements and decisions – a rubber-stamp board controlled by and beholden to the company's chairman. Conflicts of interest, insider deals, and self-enrichment abound. And 6 ½ years of continuing research has served to reinforce my conclusions – substantially.

Nothing that I have found seems, however, to have concerned or bothered your firm – ever.

I believe that your firm shares responsibility with Masco management and directors for the untimely recognition of the huge losses reported by the company for 1995, and for subsequent additional losses similar in nature (including the losses reported for 2001). Your firm shares responsibility for the improper classification of the losses, and the consequent damage to the interests of Masco outside stockholders. Your firm permitted and blessed the improper handling of vital accounts, enabling Masco to do as it pleased – and, as a consequence, it reported inflated annual profits and deferred losses, reporting them eventually as non-operating, non-cash, one-time charges.

If accounting for very substantial amounts of goodwill and for investments that clearly had little or no value had been handled properly, impairment write-downs to reflect true values would have occurred regularly. Masco would have been placed in the position of having to deal in a timely manner with the fact that a huge portion of its asset base was being grossly overvalued. I believe that through neglect or otherwise your firm has allowed Masco to manage its profitability – and thereby to overstate substantially and regularly its profitability and its shareholders' equity.

Masco continues, in my opinion, to manage its profitability – apparently with the advice and consent of your firm.

I believe that the operating results and financial condition of Masco have been manipulated to benefit those who engage and pay your firm. I repeat, failure to review properly Masco's accounts enabled the company to ignore what should have been recorded as annual charges. Such charges, properly reported, would have caused reductions in reported profits, which, in turn, would have reduced or eliminated lucrative management bonuses and other undeserved payments to insiders.

It is inexcusable for Coopers & Lybrand to have continued to go along with schemes that allowed Masco continually to overstate profits and to mask its true financial condition – particularly after having assured me that annual reviews of assets were conducted to determine possible deteriorations in value.

I hereby request that you institute, without delay, a thorough review of your firm's relationship with and its audits of Masco Corporation to determine whether restatements of prior years earnings are called for, and to determine with diligence the true values of all Masco assets. Further, I request that you determine whether Masco is forthright in its depiction to stockholders of whatever contingent liabilities may exist, including loan guarantees and lease obligations – and that standby fees for loan commitments be made evident.

I take no pride in owning the stock of a company that I believe has been deceiving its stockholders. And I do not sell stocks when I detect what I consider to be serious problems. Over the years, I have been quite successful in bringing about constructive changes at several major companies. But I have been blocked at almost every turn by Masco – whose insiders are extremely close, and in my opinion, have a lot to protect and to conceal from outside stockholders. They are determined to make sure that Masco is seen as they want it to be seen – by stockholders, by the financial community, and by financial media.

I am determined to see to it that Masco becomes a company that is managed and directed effectively and properly, and that it is depicted accurately from business and financial viewpoints – regardless of how long it may take me to accomplish my objectives. And, let the chips fall where they will.

Sincerely,

Richard A. Dee

cc:

Enclosures

P.S. - I made the following comment in my February 29, 1996 letter to Mr. Moore:

"Although it does happen, the integrity or the competence of audit firms rarely is questioned. You are fortunate that (most) stockholders trust auditors. That trust is amply (and perhaps blindly) demonstrated each year when the owners of forward-looking companies that include ratification of auditor selection as a proxy item vote in favor in the high ninety-percent range."

That may soon change.

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

CONFIDENTIAL

By Fax to (646) 394-1301

April 9, 2002

Mr. Samuel A. DiPiazza, Jr.
Chief Executive Officer
PricewaterhouseCoopers
New York, NY 10019

Re: MASCO CORPORATION

Dear Mr. DiPiazza:

Inasmuch as you served as Midwest Regional Managing Partner, the name Masco Corporation of Taylor, Michigan, a Coopers & Lybrand client for over 50 years, will be familiar. From the times of their formations until their dispositions, Coopers & Lybrand also had as clients Masco publicly-owned affiliates MascoTech Inc. and TriMas Corporation.

I am writing at this time because the concerns that I expressed to Coopers & Lybrand regarding Masco in 1995 and 1996 have not been remedied. Recent events are focusing considerable public, regulatory, media, and Congressional attention on the fact that many companies have exploited shortcomings on the parts of major public accounting firms, including their possible collusion with insiders, to mislead investors – causing investors severe financial losses. I do not believe that the financial machinations engaged in for many years by Masco will escape attention.

I believe that Masco continually issues false and misleading reports to its stockholders and to the financial community – and that your firm may be enabling it to do so by failing its duty as an independent auditor. I believe that your firm, in auditing and reviewing Masco's accounting procedures and reports, puts the interests of Masco management ahead of those of Masco stockholders.

I believe that your firm has allowed significant Masco assets, including investments, routinely to escape proper accounting treatment. Specifically, I do not believe that assets are being examined by your firm to determine and to reflect in a timely manner deteriorations in their values. I believe that serious impairments of asset values have been ignored in order to allow Masco to avoid what should have been annual charges against earnings – thereby allowing reported earnings to be overstated considerably.

I believe that, with the advice and consent of your firm, Masco <u>manages its profitability</u> – inflating substantially reported earnings and misrepresenting greatly its financial condition – in particular, shareholders' equity.

Surely common sense as well as sound auditing procedure required your firm, which supposedly was engaged to act as an independent auditor responsible to Masco stockholders, to question seriously the massive and continual financial machinations and restructurings engaged in by Masco – including the shifting of assets and liabilities and profits and losses and ownership interests back and forth between Masco and its affiliates – and, in some cases, between the companies and insiders.

I believe that earnings for the past six years should be restated to reflect the fact that again and again huge losses were overlooked so that they could be taken later as confusing non-recurring charges. By concealing what surely were known to be asset impairments in order to inflate annual earnings, Masco justified payment to insiders of substantial undeserved bonuses and other performance-related awards.

A recent example of the sort of oversight that took place caused the "$530 million pre-tax, non-cash charge" recorded by Masco in the third quarter of 2001 that resulted primarily from the <u>untimely</u>

recognition by Masco and PWC that a substantial portion of Masco's investment in the company formed to acquire the Home Furnishings Group when Masco disposed of it and reported a "non-cash after-tax charge of $650 million" in 1995 had become worthless. Anxious to sell the Group, Masco took some interest-bearing debt as partial payment. Public records make clear that the investment was of questionable value almost from the start. Nevertheless, Masco had the audacity not only to carry the debt at its original value, but to include accrued interest thereon in its earnings for 6 years.

Between December 1995 and March 1996, considerable correspondence was exchanged between me and members of your firm – much of it between me and then-chairman Moore. My letters to Mr. Moore of December 14, 1995 and February 29, 1996 included the following statements:

"I am concerned deeply that accounting procedures followed by Masco Corporation, a client of your firm for many years, may have resulted in overstatements of earnings, of asset values, and of shareholders' equity reported to stockholders, the financial community, the press, and the SEC."

"The interests of Masco stockholders may have been damaged greatly. My concern centers on the adequacy and propriety of accounting treatments of enormous amounts of goodwill that the company incurred, recorded, and carried as a result of its very ambitious acquisition program."

"Could Masco be but the tip of an iceberg? Are the stockholders of many substantial Coopers & Lybrand clients finding, suddenly, that the worths of the companies in which they are investors have been overstated, enormously, year after year – as have annual earnings – because substantial quantities of assets have been carried at values considerably in excess of their known or suspected real values – instead of being expensed in a prudent, timely manner?"

Coopers & Lybrand certainly justified whatever lack of confidence I had in its independence when it sent copies of my correspondence with it to Masco. I had made amply clear to your firm why I was contacting it directly – and amply clear that I in touch with Masco senior management.

I did not pursue my concerns further with your firm in 1996 because it seemed much too "tight" with Masco management. Regardless of the seeming willingness of its representatives to meet with me to discuss the reasons for my discontent and distrust, I felt that I would get no better than lip service.

The extensive and intensive research into Masco that I began in 1995 as a concerned and substantial stockholder convinced me that the company was badly mismanaged and that its board of directors was ingrown and neither independent of management nor capable of making intelligent, well-informed, and objective judgements and decisions. Obvious conflicts of interest, insider deals, and self-enrichment abounded. All of the foregoing deficiencies have continued – and they have intensified. But nothing that I found appears to have concerned your firm – then or now.

I hereby request that you institute without delay a thorough review of your firm's audits of Masco Corporation, cause restatements of prior years earnings as required, and determine with diligence and report the true values of all Masco assets. Further, I request that you determine and report clearly to stockholders whatever contingent liabilities exist – including loan guarantees and lease obligations. I do not sell stocks when I detect problems. I try to bring about constructive changes – regardless of how long it may take to accomplish that end. And I let the chips fall where they will.

Sincerely,

Richard A. Dee

cc:

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

CONFIDENTIAL

BY FAX TO (212) 398-1839

March 29, 1996

Mr. Nicholas G. Moore
Chairman
Coopers & Lybrand L.L.P.
New York, NY 10020

Re: Masco Corporation

Dear Mr. Moore:

Thank you for your letter of this date in connection with the issue of confidentiality that I raised concerning correspondence that, as a disaffected or dissident Masco stockholder, I sent to Coopers & Lybrand. Having been in the banking and the investment banking businesses, due to the nature of the correspondence, it had not occurred to me that your firm would treat it as anything other than confidential. Things change.

I do not believe that any harm has been done by your sharing my communications with the company, and I shall call Mr. McDonnell to schedule a meeting with him when he is in New York on April 18 or 19. I thank you, and I look forward to meeting with him.

You are correct to believe that I raised the concerns relating to Masco's Home Furnishings Group covered in my correspondence to Coopers & Lybrand with the company - many of them, that is. I did not expect, however, in writing to you, that I might be enabling your firm and Masco to join together in presenting "a united front" against what, although sidestepped and handled very politely for the most part, Masco clearly views as unwelcome and unaccustomed "intrusions". It has become clear to me that Masco and its similarly ingrown affiliates never have been called to task, seriously, by an individual stockholder (or anyone else, for that matter) to justify or explain anything of consequence. A lot of explaining is long overdue. Stockholders, regardless of size, unless planning a takeover, would rather sell than fight.

In addition to the concerns I communicated to you, I posed a great many questions to Masco management in connection with the assets of the Home Furnishings Group, quite a number of which involved accounting for acquisitions, including the manner and status of depreciation of assets acquired, the allocation of certain overhead expenses between business segments, and the extent and allocations of costs related to the extensive and expensive facility additions and improvements Masco made to acquired entities - which Masco indicated in its reports to stockholders were incurred to enable the company to improve the quality and competitive positions of its "leadership brands" - and, as always, to "enhance stockholder value."

Further, I posed many questions relating to business practices, policies, and strategies, to management competence and motives, and to director independence and ability. Masco's management has answered but a very small percentage of my questions - although it has not shown and does not show similar reticence or reluctance when it comes to certain other stockholders.

Allow me to say that I believe most of the public accounting profession's current problems stem from its failure to look at client businesses as entire operating entities - not simply as series of accounts to be checked and tested in the "time-honored" rather cursory manner. It is a profession that has handicapped itself by its narrowness, overlooking much because it looks at so little - so shallowly. There are not a lot of "gentlemen" left in Corporate America. With absolutely no inference to Masco intended, it has been my experience that misrepresentation in business has been raised to a fine art. More than once I have heard someone in a position of considerable importance in corporate affairs say, in speaking of one of his peers, "you didn't expect him to tell the truth, did you?" I did.

Until such time as the accounting profession truly recognizes its responsibility to the owners of public companies, digs beyond the apparent, asks managements really hard questions, and questions deeply their real motives and intentions - all the time - it will continue to be a "management tool". Hired by management, paid by management, responsible to and answerable to management - exclusively. Audits all too often have been used, and continue to be used, to dignify and to give an air of authority to the works of managements (a source, granted, that certifications point out) - which may or may not be accurate depictions of anything - depending upon the true intents of managements.

I believe that the time has come for accounts and records to be examined in the light of businesses as complete operating entities doing business in a competitive environment. Inasmuch as business strategies have an enormous effect on the value of assets, to ignore what a business is doing with its assets, and what it is doing as a whole, focusing virtually entirely upon the application of accounting principles, most of which were developed many years ago, is foolhardy - and unrealistic.

For firms such as yours that have become preeminent in the field of management consulting, it surprises me that none of the wide-ranging investigatory and predictive skills claimed for that field are employed by those charged with auditing and certifying to stockholders the true financial conditions of clients. Certifying that a company is alive is insufficient. Considerable attention must be paid to its wellness and viability as a business. The audit process must be broadened greatly.

To examine with the intent of certifying that a company's accounting principles and its representation of financial position are in accordance with generally accepted accounting and auditing standards is no longer adequate - or proper. The regular occurrence of what the accounting profession classifies as extraordinary, unusual and infrequently occurring events and transactions, discontinued operations, and so on, makes financial statements a travesty - virtually unintelligible to almost all stockholders. Along with reclassifications, restatements, and so on, meaningful comparisons of a company's performance and determination of its true financial condition can be made by but a few of any company's stockholders. "Truth in Accounting" is long overdue - clear, simple, consistent, honest statements must be developed and adopted.

Sincerely,

Dick Dee

Enclosure

P.S. - Enclosed is another page from the Masco 1994 annual that, regardless of your position in regard to "management determinations" and commentary on "management's intentions", I hope you will read - and consider in light of the drastic intent announced a few weeks later.

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

Coopers &Lybrand

Coopers & Lybrand L.L.P.
a professional services firm

1251 Avenue of the Americas
New York, New York
10020-1157

telephone (212) 536-3150
facsimile (212) 398-1839

Nicholas G. Moore
Chairman

March 29, 1996

Mr. Richard A. Dee
115 East 89th Street
New York, New York 10128

Re: **Masco Corporation**

Dear Mr. Dee:

I am in receipt of your letter to me dated March 21, 1996 and am a bit surprised and disappointed by your comment that we violated your confidentiality. It never occurred to us that you want to keep your communications with us secret from the company. In none of your letters did you request that we not share them with the company. We understood from your letters that you also raised your concerns directly with the company. We also believe that Masco's management is in a better position to respond to your questions regarding certain strategic decisions made by the company.

In our previous replies to you we addressed the issues within our area of responsibility as the independent auditor of the company, specifically as they relate to accounting and auditing matters. As we told you, other issues you raised are best addressed by the company.

It is obvious that our written communications have not yet satisfied your concerns. As I previously offered, I have asked a senior member of the firm's management who runs the audit practice, Patrick J. McDonnell, Vice Chairman, Business Assurance, to meet with you to discuss the concerns you have raised. Mr. McDonnell is presently overseas but will be available to meet with you April 18 or 19 in our offices in New York. Please let Mr. McDonnell know if either of these dates is convenient for you. He can be reached at (212) 536-3057.

Sincerely,

Nick Moore

NGM:kaf

cc: Patrick J. McDonnell

RICHARD A. DEE

BY FAX TO (212) 398-1839

March 21, 1996

Mr. Nicholas G. Moore
Chairman
Coopers & Lybrand L.L.P.
New York, NY 10020

Dear Mr. Moore:

Has it occurred to you, as it has occurred to me, that by making known to Masco Corporation the concerns that I expressed to Coopers & Lybrand in connection with the company's accounting procedures (that I believe have been extremely damaging to the interests of its outside stockholders), your firm has violated a confidence?

It strikes me as unethical for an independent outside auditing firm (that has been engaged to examine a company's accounts, verify their accuracy, and certify to the company's audit committee and to its stockholders as to the accuracy and the integrity of those accounts and the financial statements derived therefrom), to divulge the contents of correspondence directed to it that includes questions as to the propriety of certain accounting practices and procedures - and the degree of independence that may exist between the company and the audit firm?

Your client is Masco, but Masco, as I pointed out previously, and you do not disagree, is owned by its stockholders. Regardless of an audit committee's power to engage or remove auditors, and notwithstanding the extent and the nature of its contacts with those auditors, an audit committee is simply a group of directors acting, collectively, as an agent of the stockholders - charged by law and by those stockholders to act on their behalf and in their interests.

Having occupied many positions of trust, I take such positions seriously. I have grown accustomed to maintaining confidences - and to maintaining the confidentiality of information. What difference is there between what your firm has done in this situation and one in which a business owner discovers that an investigator, whom he has hired to look into what he suspects may be improper activities by certain of his employees, has informed those employees of the owner's suspicions?

I am deeply concerned by this matter, and I look forward to hearing from you.

Sincerely,

Dick Dee

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

BY FAX TO (212) 398-1839

March 11, 1996

Mr. Nicholas G. Moorc
Chairman
Coopers & Lybrand L.L.P.
New York, NY 10020

Re: Masco Corporation

Dear Mr. Moore:

Thank you for your letter of March 8, and for the letter of the same date from your firm. Each addresses some of the vital issues that I have raised, and I look forward to discussing several, in detail, with members of your firm. I shall be in touch with you in that regard.

I would appreciate your sending me copies of each of the items referenced in the firm's letter (i.e., APB No. 17, EITF Issue 84-28, et cetera), and a summary of whatever guidelines may have been developed in the "peer review" program of the SEC Practices Section of the AICPA.

Coopers & Lybrand does not appear to be aware that the sale by Masco of its home furnishings segment (paragraph 8 of firm letter), announced on November 22, 1995 (enclosure #1), fell through - for reasons that have not been made public by either party. An announcement of the aborted sale was made by Masco on January 4, 1996 (enclosure #2). I have a number of questions in connection with C&L's explanation (in paragraph eight) of the accounting treatment of asset dispositions that, hopefully, I can pose more intelligently after reading APB No. 30.

On February 21, 1996, Masco announced, obliquely, that it had begun to implement a scheme to make its huge home furnishings segment disappear (enclosure #3). Due to the accounting aspects of the plan, and its nature, I assumed that it had been developed by Coopers & Lybrand - or, at the very least, by Masco with the advice and consent of the firm.

Along with its outside stockholders, is it possible that Coopers & Lybrand has not been informed of or included in Masco's rather mysterious scheme to make half of the company vanish? Such exclusion would not be inconsistent with the fact that Masco never informed its outside stockholders of the proposed sale of the home furnishings segment to Morgan Stanley Capital Partners - or of the deal's collapse.

I am enclosing some material on Masco that I believe you will find interesting, and that I doubt that you (or possibly even the engagement Partner or other senior members responsible for Audit Practice in Detroit) have seen. From the Masco 1994 Annual Report, I am enclosing copies of the three consecutive opening messages: "To Our Shareholders", "Positioned for Growth", and "Management Philosophy". The annual reports were received by stockholders in April 1995.

In your opinion, did Masco present fairly, in all material respects, the condition of the company - taking into consideration what clearly must have been the true beliefs and the real intentions of its management and of its board - as evidenced by the fact that two months later, on June 8, 1995, Masco announced an abrupt and capricious change of heart and mind (enclosure #4).

Masco delayed informing outside stockholders of its change of heart and mind for more than two months, finally making it known to them in a second quarter report that they received in mid-August (enclosure #5).

I have the distinct impression that Masco would like me to believe that all of its outside stockholders, except me, are grateful to the company for not upsetting them with timely facts and information.

Sincerely,

Dick Dee

Enclosures (12 pages)

cc:

Coopers & Lybrand

Coopers & Lybrand L.L.P.
a professional services firm

Office of the General Counsel

1251 Avenue of the Americas
New York, New York
10020-1157

telephone (212) 536-2525

facsimile (212) 536-2517

Walter G. Ricciardi
Associate General Counsel

January 15, 1996

Mr. Richard A. Dee
15 East 89th Street
New York, New York 10128

RE: **Masco Corporation**

Dear Mr. Dee:

Your letter of December 26, 1995 to Nicholas Moore indicated that you are dissatisfied with my response to your previous letters.

While we are disappointed in your position, it is inappropriate for us to debate such issues with a client's shareholder. The questions in your letter focus on matters that are the primary responsibility of Masco Corporation management, including accounting methods, financial statement disclosure and business philosophy. Accordingly, we have nothing further to add to our previous response.

Sincerely,

Walter Ricciardi

WGR:wr

RICHARD A. DEE

BY FAX TO (212) 398-1839

December 26, 1995

Mr. Nicholas G. Moore
Chairman
Coopers & Lybrand L.L.P.
New York, NY 10020

Re: MASCO CORPORATION

Dear Mr. Moore:

I received today, by regular mail, your Standard Response #35, dated December 21 (copy enclosed), pertaining to my letter to you dated December 14. The response, a cursory reaction rather than a reply, was signed by Mr. Walter G. Ricciardi, Associate General Counsel.

I would be interested to know, specifically, what C&L, a professional services firm, has done in connection with assessments made of the carrying values of assets here involved - assessments that have resulted in a very substantial amount of those assets being carried at grossly inflated values.

I am quite familiar with Financial Statements - and with Notes thereto. In the interest of brevity, I omitted many paragraphs from my letter to you. Among the paragraphs omitted were:

"Annual charges for depreciation and amortization are touched upon in the Notes to Consolidated Financial Statements that appear in Masco's 1994 annual report, but there is no indication as to whether Coopers & Lybrand participates when (quote from Notes): "At each balance sheet date, management assesses whether there has been an impairment in the carrying value of excess of cost over net assets of acquired companies".

"Regardless of whether or not it participates in the making of the above assessments, does Coopers & Lybrand review those assessments to determine their adequacy - in particular, to determine if intangible assets are carried at realistic values relative to the fair market values of what brought them into being? From the standpoints of accounting and auditing treatments, is there not a great similarity between obsolete inventories, worthless accounts receivable, and intangible (and fixed) assets carried at values substantially in excess of their underlying worth - in this case, close to 65% in excess?

"Obviously, Masco has been carrying for many years an enormous amount of intangible assets, the carrying values of which have been seriously impaired. Was it not your firm's responsibility to have discovered the inadequacy of amortization write offs, and its duty to have recommended (and thereby, presumably, required) that steps be initiated to reduce the carrying values of those assets to bring them in line with fair market values? The assets did not suddenly decline perhaps 35% in value.

I look forward to a definitive, thorough, prompt, and courteous reply from you - a reply, not another cursory reaction. Something "in accordance with generally accepted accounting principles" - and in accordance with generally accepted auditing standards relative to the nature of assets involved, please.

Sincerely,

Richard A. Dee

cc:

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

By Fax To (313) 374-6134

February 20, 1997

Mr. Richard A. Manoogian
Chairman
Masco Corporation

Dear Richard:

I do not believe that you comprehend fully many points that I have tried to make. Among them: (1) Masco does not understand the difference between management and leadership; and (2) Masco does not understand the difference between marketing and sales.

When it comes to strategy, I doubt that most of Masco's senior management and board really understand what it means. "Back to Basics" is not strategy. "We are presently re-engineering ourselves to be like the old Masco rather than creating a new company" is not strategy. "Restructuring", and the plethora of other buzz words that Masco tosses about, constantly and tiresomely, is not strategy. Masco is not looking seriously into the future. The company is not trying to develop means by which to control its future and to mold it on its own terms.

Furthermore, if Masco "Basics" were so great, why did the company waste over ten years and over a billion dollars trying to diversify away from them (while at the same time trying to depict its spendthrift diversification as related to its so-called "basics")? Trying to return to the womb cannot solve Masco's many, many problems -- it can only obscure and worsen them. Looking back is bad enough -- going back will, unquestionably, seal the company's fate.

I do not believe that Masco has a clue as to how to differentiate itself or its products. And, to survive and prosper, differentiate it must. Masco's board and senior management is much too narrow, much too short-sighted, much too static -- totally lacking the energy, imagination, enthusiasm, drive, and confidence required to propel Masco successfully into the future.

What prosperous companies of consequence have had the same entrenched group running them for as long as Masco? This is astounding in view of Masco's abysmal performance over so long a period. Being replaced is, justifiably, the price that managements and boards usually pay, and should pay, for their failures. As you know, the opposite has been the case at Masco.

In Masco companies, a small number of people simultaneously occupy many positions. This "insider moonlighting" not only has enriched unfairly a chosen few, it has deprived Masco companies of their full-time services and prevented the acquisition of additional and capable management/employees. This "bunker mentality" is always enormously damaging to stockholders. For years, little change has occurred at the top. For so little turnover to have occurred (voluntarily or otherwise) is not only uncommon, it is unwise and unfortunate -- and a further strong indication of the laissez-faire attitude and incompetence of the Masco boards.

Capable people always are available for new and challenging positions. Why has Masco been afraid to (or incapable of) bringing in new people? If major institutional investors have not asked this question (and many similar ones), clearly they have been seriously remiss.

Sincerely,

Dick

cc:

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

BY FAX TO (313) 374-6135

January 26, 1996

Mr. Richard A. Manoogian
Chairman
Masco Corporation
Taylor, Michigan 48180

Dear Mr. Manoogian:

Thank you for your letter of January 25. Again, I appreciate your candor. And I appreciate the fact that you addressed many of the points raised in my letter of January 22. Unfortunately, you seem determined to ignore the most important point that I am trying to get across - that there is no logical reason for anyone to believe that because quite a few of you people (including most directors) were around years ago when the company was unquestionably successful, you possess the management skills and abilities that are going to be required to turn the company around - now.

I appreciate the fact that you are willing to shoulder much of the blame for the enormous damage that has been caused Masco and its stockholders. But, I find it difficult to understand why an apparently intelligent, decent, and perceptive person is unwilling to consider, or even acknowledge, for that matter, the possibility that those who have played major roles in the creation of Masco's problems may not be capable of putting things right. Recent history is littered with conspicuous examples of major companies whose stockholders replaced managements and directors - or made them bring in capable outsiders to help get the companies back on track.

Unfortunately, admitting that mistakes were made is at this stage in the game pointless. Admitting them over the years, and doing something about them in a timely manner, instead of waiting for their consequences to compound and become critical - while continuously digging the company into increasingly deeper and more costly holes - would have been the right thing to have done - and undoubtedly would have ameliorated, if not averted, most of the problems that Masco now faces.

I wonder if you really are aware how much things have changed, and continue to change, and how drastically. You have changed. The company has changed. Its markets have changed. The world has changed. About the only thing that hasn't changed over the past ten years is the price of Masco stock.

Reading your letter of the 25th makes me wonder if you received the copies of my January 16 and January 10 letters to John Leekley, or the copy of my subsequently withdrawn stockholder proposal dealing with the "Poison Pill" that I included with my January 22 letter. I am enclosing herewith additional copies of each.

You may be interested also in my letters to John Leekley of January 9 and January 17, and the cover letter to that of January 10. Reading them should give you an even better idea of where I stand, where I am coming from, and why. The January 9 letter describes my first brush with inadequate directors and misguided management. I suppose Masco could, like Greyhound, try blaming its bank - but that wouldn't look too good for you and Messrs. Stroh and Koning, would it? And, of course, Mr. Morgan's investment banking firm hasn't exactly suffered as a result of his Masco directorship.

I will be in touch with you shortly, in detail, relative to a number of the comments contained in your letter of January 25. See if you don't agree, by carefully reading the letters that I have sent, that you are mistaken to believe that I expressed particular disenchantment with the performance of the home furnishings group. Please, <u>read my letters</u>.

Correct me if I am wrong, but it strikes me that Masco management has enriched itself enormously (in virtually every conceivable way) for its mistakes as well as for its successes. And I now wonder whether some of its successes may have been somewhat illusory - based on accounting rather than business triumphs. I find it interesting that, for example, you received about $867,000 for your efforts in 1984 - and, notwithstanding company performance (and the damaging financial problems that were being ignored, if not concealed), you increased what you received every year (not including certain benefits and stock trading profits) to at least $2,321,000 in 1994.

Public information concerning your family holdings does not seem to support your use of the term "bedrock".

It seems to me that untempered optimism based on faulty analyses of business situations, poor business plans, inadequate reviews, and an apparent absence of restraints caused Masco's problems. I say "problems" because acting as if the home furnishings group had just "disappeared without a trace" is not going to give Masco an automatic, overnight new lease on life. The group exists and must be operated properly. You and the board continue to be responsible for preserving and enhancing its value. The way you are handling the matter (see below) is revolting.

By the way, how do you explain the fact that Masco never informed its ordinary stockholders of: (1) the proposed sale of the home furnishings group - representing half of their company; (2) the fact that the proposed sale fell through or was aborted; and, (3) the scheme Masco is reported, by some presumably reliable sources, including Value Line, to have hatched to treat half the company as a "discontinued operation" and take a $600 million "noncash charge to reflect the difference between the operation's book value and its expected market value"? Do you consider the foregoing proper "management accountability to stockholders"?

As I have stated previously, the deeper I delve into the Masco Morass, the more disheartened I become. I probably am wasting my time with you people. Open and thoughtful as you may wish to appear, I am not convinced that you pay more than lip service to anything. If you have been making decisions for years based on the sort of shallow perusal, understanding, and evaluation of information and recommendations that apparently you have accorded my thoughts, suggestions, and comments, no wonder Masco is in deep trouble.

Although I have only myself to answer to, major institutional stockholders, as fiduciaries, must answer to many. When such holders wake up to the realization that they could be charged with neglect for holding Masco stock without properly monitoring the company's progress and activities, many of the more vocal ones might call for - and bring about - a great many changes - and rather quickly.

Sincerely,

Richard A. Dee

Enclosures (13 pages)

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

MASCO

MASCO CORPORATION

January 25, 1996

Mr. Richard A. Dee
115 East 89th Street
New York, NY 10128

Dear Mr. Dee:

I was especially disappointed upon reading and reflecting on your January 22 letter to me. This disappointment was not attributable to the dissatisfaction you so strongly express as a Masco stockholder. Your prior correspondence had already made me well aware of your disenchantment with Masco Corporation's performance over the past several years and with the performance, in particular, of our home furnishings group. My disappointment arose, instead, because I had apparently failed adequately to express to you, in my December 18, 1995 letter, how acutely I both share and feel significant personal responsibility for your disenchantment as well as that of Masco's other stockholders.

I was also chagrined that my earlier letter did not sufficiently convey my sense of management's accountability to our stockholders. I believe that management should receive credit for Masco's successes and should be held responsible for its mistakes.

Moreover, I do not ignore or disregard stockholder suggestions. As I told you in my prior letter, I personally read all stockholder correspondence addressed to me and either answer it myself or ask a more appropriate person to do so. I take stockholder suggestions, my own ideas and those of others all into account in making my decisions. In fairness, if you knew me better, you would realize that I do not believe that any person should ever believe himself or herself "above having to deal with" another or acting "too busy to do so". That is not the manner in which I behave towards stockholders or anyone else.

Finally (lest I begin to appear too defensive), although my father and I own directly only a few percent of Masco's outstanding stock, it is the bedrock of our family's net worth. Moreover, these reported shares do not include the several million shares owned by other family members or foundations. Unlike many (perhaps most) other large publicly held companies, management has a major financial stake in the enhancement of stockholder value. I firmly believe that this financial commitment has been a major contributing factor to Masco's past successes and will play a similar role in the future. The mistakes over the past several years have had a significant personal financial impact on my family, as Masco stockholders, and that impact is one of the strong motivating factors for my personal commitment, noted in my earlier letter to you, to endeavor to replicate Masco's historical successes in the future. I must tell you, however, that this personal commitment to Masco Corporation is primarily driven by the enormous personal responsibility I feel towards its stockholders and employees.

21001 VAN BORN ROAD
TAYLOR, MICHIGAN 48180
313-274-7400

The specific suggestions you made in your December 19 letter to me were not viewed by me as unreasonable or superfluous, although I do not concur with your views in certain respects. Your thoughts regarding Coopers & Lybrand serving as auditors for Masco, MascoTech and TriMas and my position as Chairman and Chief Executive Officer of the three companies may become less of a concern if we are able to achieve the corporate simplification objective we have for Masco Corporation itself. In any event, Coopers & Lybrand has taken steps to ensure the objectivity of their separate audits by having them conducted by different audit teams headed by different audit partners. The arms-length nature of transactions between the companies, although reviewed in the audit process, is the primary responsibility of the respective Boards of Directors. These transactions are uniformly reviewed by special committees of directors who have no affiliation with the other company involved in the particular transaction. In the case of transactions of potential significance to any of the companies, the special committee will engage its own investment banker and law firm to assist the committee in the discharge of its responsibilities. These responsibilities are taken most seriously by the participating directors.

I am not aware of significant stockholder vote against, let alone stockholder disapproval, of proposals by companies to have the annual selection of auditors ratified. I have therefore not previously thought that stockholders considered these proposals particularly substantive. In light of your comments, however, I will discuss this matter with other chief executives and directors of companies which request annual auditor ratification and determine what their experience has been in this regard.

I do agree with you on the desirability of having experienced directors and having the majority of directors independent of management. This belief resulted in the election of two new highly capable directors in 1992. The independence of our Board became even more visible in 1993 when the size of the Board was decreased from eight to seven members upon my father deciding not to stand for re-election. I do not believe, however, that replacing the four directors who have served since the 1960s (I happen to be one of the four and, of course am not an outside director) is the appropriate action to be taken. The three outside directors were the same directors who served during the period when year after year Masco achieved a performance record unmatched by almost all other publicly held companies. The intelligence, capabilities and contributions of these directors have benefitted greatly our stockholders in the past and will do so in the future.

Although I do not know you personally, based on your letters and my conversations with John Leekley, I believe you to be a considerate and reflective individual. You do not know me personally, but I believe I am as well. That does not, of course, mean we will agree on important issues. It does, however, mean that we will listen to each other's viewpoints and take them into account in formulating our own.

MASCO CORPORATION

Mr. Richard A. Dee
January 25, 1996
Page 3

I appreciate your interest in trying to help us confront the problems Masco has encountered in recent years and, as I earlier stated to you, you have my personal assurances that I will do everything in my power to replicate our past successes in the future.

Sincerely yours,

Richard A. Manoogian
Chairman

RICHARD A. DEE

By Fax to (202) 942-2900 April 13, 2000

Catherine Dixon
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Re: Masco Corporation – 2000 Stockholder Proposal

Dear Ms. Dixon:

As you are aware from the volume of correspondence and enclosures you have received from Masco's outside counsel, Mr. Ferguson of Davis Polk Wardwell, the company is anxious to prevent a substantial and well-informed stockholder from using the proxy process to accomplish one of its most important and accepted purposes – to communicate with fellow stockholders – in this case to ask them to join his call for a change that would, in his opinion, and based on extensive research, vastly improve the way in which the company is governed and by whom – and thereby improve how it is operated and its chances for a successful future. Congress, in 1996, made quite clear that it was its will that the proxy process guarantee exactly the sort of communication between stockholders that Masco is so intent on preventing.

There are many issues involved here, and one of the most crucial has been addressed only cursorily. That issue is whether a stockholder has the right to express his or her opinions in statements made and included in a stockholder proposal – and the extent to which such opinions must be substantiated.

The most serious problem involved in substantiating many of my opinions is the fact that they pertain to intent. For example, did Masco directors intentionally approve corporate acts that enabled insiders to benefit substantially – even in cases when such acts turned out to be damaging to the interests of stockholders? Did directors intentionally allow insiders to engage in what could be perceived as conflicts of interest? Did directors intentionally fail to try to persuade senior officers from sales of large amounts of stock lest it appear that they had little confidence in the company – or were acting on the basis of inside information concerning future events? Did directors intentionally permit the continual shifting between affiliates of companies, officers, product lines, and even profits and losses, in order to make it difficult if not impossible for stockholders and the investment community to understand what was really happening and to properly evaluate the companies and their prospects?

Intent remains in the eyes of the beholder – unless and until it is given up by the person involved. Do those testifying under oath really remember what they claim they do not recall?

In the paragraphs that follow, I have attempted to provide the Commission with facts that I believe will serve to substantiate many of the statements that I have made in my Proposal and that have been challenged by Masco and its counsel. Other challenged statements are opinions based on extensive research and investigation involving the company and its officers and directors. In those instances, public information is rife with proof that what I mention starting with paragraph eight is true. For example, virtually every Masco annual report mentions restructurings, restatements, acquisitions, and the shuttling of companies and interests therein back and forth between affiliates. Enclosed are charts showing the performance of Masco stock, and lists of insider transactions related to stock movements and company events.

Counsel objects to my statement that "stockholders have endured a roller-coaster ride for years . ." Masco stock has indeed experienced a great many ups and downs, and long-term stockholders are not nearly as well off as they were six years ago. Masco has furnished charts that show only five years, as do performance graphs included in proxy statements. I use six years because I began to pay attention to the company beginning near year-end 1993 when I noticed very substantial stock sales by key officers. No long after, the stock began to plunge. The stock price at year-end 1993, it was $37. At year-end 1994, it was $22.625.

Although counsel has provided information on how seven companies that Masco considers to be in its peer group have done, at issue is my Proposal. The measures of performance that I mention in my Proposal are popular stock market averages. I was surprised to find several years ago that Masco had created its own S&P index and had been including in the Performance Graph of its proxy statements (possibly to help justify its poor performance vis-a-vis the S&P 500). S&P was surprised, to say the least, when I called to inquire about an index that did not exist.

Counsel's letters to you of January 18, April 4, and April 5, correctly state that I am "the record and beneficial owner of 560 shares of the Company's common stock." However, as I have informed Masco, its counsel, and the Commission previously, I own a total of 34,560 shares of Masco common stock, 34,000 shares of which are held in street name. The stock has been in my family for about 60 years. I do not publicize my personal financial position unnecessarily, but I believe it important that the company and the Commission be aware of the extent of my stake – which makes clear why I am so deeply concerned over how Masco is directed and managed.

Counsel for Masco has depicted somewhat inaccurately a fundamental aspect of the Proposal that I submitted for voting by stockholders at the company's 2000 Annual Meeting.

In the first statement contained his letters of January 18, April 4, and April 5, counsel for asserts that: "The Proposal asks shareholders to approve a resolution forbidding Masco Outside Directors from having any business relationship with the company, its affiliates, its management, or its directors." That is not the case.

Shareholders are <u>not</u> being asked to approve a resolution. As indicated by counsel on page 2 of his January 18 letter, the Proposal reads: "Stockholders hereby request that the Board of Directors promptly adopt a resolution requiring that Masco Outside Directors have no business relationships of any kind, regardless of extent, with the company, its affiliates (present and former), its management, and/or its directors ". The Proposal asks stockholders to vote in favor of a request that Masco directors develop and adopt a resolution that will accomplish the purpose stated.

Inasmuch as the wording of the resolution will be up to the board, the board will be free to list as exempt, using whatever number of words it may deem necessary, what counsel refers to as "de minimus business transactions which would not reasonably be within the contemplation of the shareholders voting in favor of the Proposal." I certainly did not intend to prevent very small or trifling transactions, and I do not believe that any adult capable of reading and understanding a proxy statement would be led, by reading my Proposal, to believe that I did.

Following its statement as to purpose, the Proposal provides some background on why I consider myself qualified to sponsor it – followed by some insight as to how my thinking on the subject of business relationships between directors and the companies on whose boards they sit has evolved, particularly as a result of my experiences with Masco.

Next, the Proposal poses a rhetorical question concerning how objective "a director of a company" will be when his own firm stands to make or not make tens of millions of dollars depending upon whether he votes for or against acquisitions that might complicate a company's future.

The foregoing question inspired counsel to write in his letter to the Commission of April 5, 2000: "The Company represents that, other than normal director's fees, [none] of its four outside directors has ever received any fee in connection with any acquisition involving the Company."

Four Outside Directors? In his letter to the Commission dated April 12, 1999, John Leekley, Masco General Counsel, stated: "Masco has never asserted, as suggested by Mr. Dee, that seven of its ten Directors qualify as 'Outside Directors'. To the contrary, Masco views its current Board of Directors to consist of five 'Outside Directors' (i.e.. Messrs. Denomme, Hudson, Simone and Stroh and Ms. Krey), all of whom qualify under Mr. Dee's proposal to the same extent as under our Board's definition."

Five Outside Directors? According to the "Board's definition", non-employee directors Morgan and Istock, Masco's investment banker/financial advisor and banker, respectively, are not considered by the company to be Outside Directors. This flagrant attempt to undermine the Outside Director concept illustrates clearly just how far Masco will go to have its way. The purpose of the exclusion clearly was to enable Masco to claim that its adoption of a resolution in February 1999 rendered the resolution called for by the Proposal that I had submitted (for inclusion in the company's 1999 proxy materials) moot. Masco succeeded in making the Commission believe that the resolution that it adopted "substantially implemented" what I proposed. It did nothing of the kind.

In his April 5 letter, counsel refers to the above as follows: "Furthermore, as the Company stated in its letter of January 18, 2000, to the extent that the Proposal [mine of 2000] is not overbroad and vague, the Company has already substantially implemented the Proposal by resolution adopted by the Board of Directors on February 17, 1999. That resolution stated, in part, that Outside Directors 'shall not be employed directly or indirectly by the Company or by any of its affiliates, or by an entity benefitting from a material relationship therewith.' By imposing a threshold of materiality on the Proposal's 'business relationship' limitations, the Company has already substantially implemented a resolution which addresses the Proponent's concerns." The foregoing represents a new high in hypocrisy.

I wonder if the Commission was aware of the fact that Masco had, at some time (unknown to stockholder, I believe) begun to classify certain of its non-employee directors simply as directors, while continuing to classify certain other non-employee directors according to the commonly-accepted definition of Outside Directors. Masco has tried deliberately to confuse the issue – and in 1999, it succeeded.

I wonder also how many Masco stockholders realize that, as a result of the above maneuver, not all Masco non-employee directors are what are generally considered to be and referred to as Outside Directors – even though they have been and are members of board committees and act in capacities commonly reserved to Outside Directors. For example, although Mr. Leekley, excludes Messrs. Istock and Morgan when he lists Outside Directors, as recently as 1997 both were members of the company's Audit Committee. According to the company's 1999 proxy statement, Mr. Istock continued as a member of the Audit Committee in 1998, and Mr. Morgan joined the Compensation Committee in December, 1998.

Even though Masco clearly created its new category of non-employee director so that it could claim that none of its Outside Directors are profiting "materially" from business they have been doing for years with Masco and its affiliates, the company's proxy statements prove the maneuver to be nothing more than a transparent effort to deceive stockholders and the Commission.

Both Mr. Istock and Mr. Morgan unquestionably have benefitted and continue to benefit, directly and/or indirectly, from substantial interest payments and advisory fees paid to their firms by Masco and/or its affiliates. Masco paid Mr. Morgan's small firm over $1 million annually from 1991 to 1993. For the two years 1995 and 1996, the firm received a total of $6 million in fees, plus expenses. In 1997, it received $1.75 million in fees, plus expenses.

Counsel's bold assertion notwithstanding, Masco 1996 and 1997 proxy statements indicate that Mr. Morgan was considered an Outside Director when he received the above fees. Further proof of the fact that Masco, until some unspecified time, considered its non-employee directors to be Outside Directors is found in the company's 1994, 1995, and 1996 proxy statements, each of which contains the following statement: "The approach of the Compensation Committee, <u>which is composed entirely of outside, non-employee Directors</u>, is . . ." That is certainly definite enough. And it is consistent with the classification of (present and former) non-employee directors as Outside Directors that has been applied widely for many years.

I should point out that, until two non-employee Outside Directors were added in 1992, Masco's board consisted of six directors. They were the company's founder, the founder's son, the founder's son-in-law, the company's retired banker, its investment banker, and its president. The company's stock was listed on The New York Stock Exchange in May 1969, and Masco sales in 1991 were over $3 billion. Few companies of Masco's size and stature had been able to resist so long the clear and steady calls for board reform – including the reconstituting of boards so that a majority of directors would be genuinely independent Outside Directors. The strongest voice for such reform was former SEC Chairman Harold Williams.

Through 1996, Masco's Compensation Committee was composed of Messrs. Morgan, Koning, and Simone (Chairman Manoogian's recent ex-brother-in-law). It strikes me that Masco referred to its non-employee directors as Outside Directors until shortly after I began to question quite regularly the competence, independence, and objectivity of those directors.

Prior to 1993, both the Audit Committee and the Compensation Committee consisted of Messrs. Morgan, Koning, and Simone. The first non-family, non-management, non-supplier of financial services directors joined the Masco board in 1992, and the two of them joined the Audit Committee in 1993. Possibly in response to NYSE and investment community sentiments?

Counsel claims that: "The tone and effect of the Proponent's Supporting Statement, taken as a whole, is to malign the members of the Company's Board of Directors without any factual basis." What upsets counsel particularly is that some of what I have stated is my opinion – to which I am entitled. It is, however, opinion based upon extensive and intensive research and investigation of the company and of those who direct and manage it. As is true of any instance where two or more individuals try to convince a body of voters to consider what they have to say, decide whose position they favor and who they believe, different views of the same issues are being presented – and stockholders are being asked to decide which they will favor with their votes.

Clearly, democratic process is not something that Masco and its counsel are comfortable with or wish to allow to take place in this instance. Companies commonly, almost certainly, challenge a great deal of what a proponent includes in a proposal in much the same way that Davis Polk has challenged mine. Counsels and their clients generally claim that many statements made by a proponent malign, impugn, attack, disparage, and so on. And that many statements made by a proponent are unsupported, unsubstantiated, false, misleading, and so on.

There is nothing false and misleading in what I have stated. The strength of a statement is not a measure of whether it is false or misleading. The use of customary quotation marks at the beginning of each statement throughout the Proposal makes clear that what is being said is my opinion – and attributable to me. And, no one can be expected to be able to substantiate "intent".

If the Commission believes that insertion of such phrases as "in my opinion" are necessary in connection with certain statement, for the sake of clarity, I would be pleased to revise the Proposal to include them.

Many links to flagrant and substantial conflicts of interest can be found buried in Masco documents that are of public record. One obvious example was revealed in the 1993 Proxy Statement and it described the sale by Masco Chairman Manoogian to the company of "important artworks" (about 1500 in number, and including, he told me, many pairs of American Indian moccasins) for approximately $58 million – at a time when the company was struggling. The reasons given for the purchase of the artworks, which was reviewed and approved by the board, are ridiculous – and the company steadfastly refused to disclose what it bought – aside from the moccasins. I was informed by Masco that all of the "independent directors" approved the sale.

The above and the following are but a few examples of what I had in mind when I wrote: "This proposal calls for urgently-needed and long-overdue board reform. It is well-known that the Masco board is ingrown and members beholden to senior management and fellow directors. Masco Outside Directors have profited continually and enormously by business their firms have done with Masco interests," and: "Lacking independence and objectivity, Masco directors routinely overlook immense and flagrant conflicts of interest and "Sweetheart Deals" involving the company, its management, its directors, its affiliates, and its bankers and advisors."

(1) Mr. Simone, recent ex-brother-in-law of Masco Chairman/CEO Richard Manoogian, has been a director for about 45 years. He called me in 1996 after I had written to him (and to the other supposedly independent Outside Directors) to inquire why, in 1992, the board approved the purchase of the $58 million in miscellaneous artworks from Mr. Manoogian. He told me that my inquiry was disturbing because Richard was "family". He made it clear that he had no interest in discussing why approval of the purchase was authorized by the board, or in discussing any other matter pertaining to the company (other than, as I recall, something about how some of the company's low-end faucets were being displayed at a local home center). The other directors to whom I also wrote simply forwarded my letters to the company's legal department.

(2) Masco director Istock is Chairman/President/CEO of Masco's principal lending bank. Mr. Manoogian has been a director of that bank since 1978. Mr. Istock claims to know just about everything there is to know about the Masco companies – including their financial and acquisition activities over many years. He claimed, when he called me in April 1997, that his familiarity, his intimacy, with Masco would make him an "ideal" Outside Director – exactly the kind of person that I had been petitioning the company to add to its board.! I pointed out that I did not think that intimacy bred directorial independence and objectivity.

(3) Two of Masco's quite recent directors (1992 and 1996) are neighbors of Masco's Chairman/CEO, are fellow members of numerous prominent Detroit social and cultural organizations, one is a college classmate, and both are included with him in the Social Register. Two directors of a brewing company owned by director Stroh and his family were, until the brewing company was sold, directors of Masco's principal affiliate, MascoTech, of which Masco's Chairman/CEO is also Chairman and a director.

(4) Masco director Morgan, whose quite small investment firm has been paid substantial fees and commissions over the last 15 years, was for many years a top officer of Smith Barney, which has underwritten billions of dollars of securities of Masco and its affiliates, has bought and sold a great deal of stock for the company and for its officers, and has advised the company on financial matters.

According to its 1999 Proxy Statement, Masco "has committed to invest up to $40 million in a private equity fund whose investment activities will be managed by the fund's sole general partner, Long Point Capital Partners, LLC ("Long Point"). The objective of the fund will be to make leveraged acquisitions or investments in the United States. Mr. Morgan is one of the principals of Long Point, and Mr. Morgan and Mr. Manoogian (who has no personal financial interest in the fund) serve on an investment committee that advises on possible investments by the fund.

"Long Point is entitled to receive an annual fee equal to two percent of the aggregate commitments of all investors to the fund during a specified commitment period and thereafter is entitled to receive an annual fee equal to two percent of the fund's invested capital. The Company paid additional fees of $800,000 to Long Point for 1998 and has agreed to pay fees of $500,000 for 1999 and $300,000 for 2000."

(5) Mr. Lyon, former Masco president, has been a Masco director since 1988. He was chosen to assume the positions of Chairman/President/CEO of Lifestyle Furnishings International, Ltd., a company formed in August 1996 by investors, including Masco, from the remains of Masco's huge ill-fated Home Furnishings Division – a venture that Mr. Lyon he was unable to manage successfully while he oversaw it as president of Masco. The disposal of HFG cost Masco stockholders close to a billion dollars, nearly half of stockholders' equity. Mr. Lyon contributed $150,000 to Masco Chairman Manoogian's favorite charity at about the time of the debacle. The charity is managed by Mr. Manoogian's sister – who is Masco Director Simone's recent ex-wife.

Mr. Lyon was Chairman of the Board of Trustees of Cranbrook Educational Community, responsible for overseeing management and operation of the institution, while the President and CEO of Cranbrook, Ms. Lillian Bauder, was serving as one of the two Outside Directors added by Masco in 1992. Ms. Bauder resigned her position with Cranbrook in 1996 – in order to work for Masco (and for its Chairman/CEO).

(6) Merrill Lynch was hired by Masco in mid-1996 to act as an independent adviser to the Masco board for the purpose of determining the fairness of the offer being made to Masco by the prospective acquirers of the company's Home Furnishings Group. The acquiring group of investors was assembled by Citicorp; Masco retained roughly a 15% interest in the new company, Lifestyle Furnishings International. Following the sale of HFG, Merrill Lynch became a principal underwriter of Masco securities – and it became lead underwriter for large financial transactions undertaken by Lifestyle Furnishings International. .

(7) Chase Manhattan Bank made the loans that enabled the purchase of HFG. Mr. Lyon was president of Masco during the process of the acquisition, and when the acquisition was finalized in August 1996, as indicated previously, he left Masco and became Chairman/President/CEO of Lifestyle Furnishings International. He was paid a bonus by LFI in 1996 of $380,000 partly for his services in securing the enabling loans – which it appears from a reading of an LFI document, were made by Chase.

Following the customary charge that "The Supporting Statement for the Proposal is false and misleading," counsel again has repeated his diatribe against me. Again I would like to set the record straight by providing some information concerning what actually transpired between me and Masco – rather than what the company and Davis Polk would like you to believe. Most of what occurred is well-documented, and the extent and availability of that documentation make it unnecessary to place any particular reliance on the innuendo and abundance of statements that have been presented, out-of-context, by Davis Polk.

Contrary to counsel's assertion that "over the past several years Mr. Dee has carried on a relentless personal attack on the Company and its officers and directors, " my eighteen months of contacts began in November 1995 and ended three years ago, in April 1997.

As Davis Polk indicated, my involvement with Masco has been substantial. Although much of what counsel has recited is true, much of it is greatly exaggerated. I have reviewed most of the correspondence to which he has referred and found that much of it consists of requests for documents, thank you letters, and, quite often, humorous comments exchanged between me and the company's Chairman and/or General Counsel. I would estimate that about half of the letters, however, ask tough questions and/or are critical of particular aspects of the company's activities or of its directors and members of senior management. Counsel's charge that I am engaging in a "very personal campaign against the Company", and against those who direct and manage it, is absolutely untrue.

There is a very big difference between criticisms and attacks – and between how I am being characterized and the Truth. I have absolutely no animosity toward anyone connected with Masco. However, I have little if any confidence in their abilities to run the company in the best interests of its outside stockholders.

Inasmuch as counsel seems intent upon discrediting me as a means of discrediting my Proposal, I don't suppose that I should expect much in the way of fairness. It seems out of the question for counsel to mention, or even take into account, the very considerable extent of Masco's involvement with me. That involvement included many letters, memoranda, and telephone calls originated by Masco – and meetings with the company's Chairman, EVP, and its Vice President-General Counsel. I received a number of expressions of approval and appreciation for my thoughts in connection with the marketing of Masco products and their packaging, and for some of the suggestions and recommendations that I had made on a number of other subjects. When two of the highest-ranking corporate officers, on separate occasions, told me that Masco would like to have me working with it, it struck me I must be doing something right.

Bear in mind that no substantial individual outside stockholder ever had asked Masco any really tough questions before – or challenged the rights of its management and directors to do as they pleased with the company's resources. To summarize, what I discovered when I began to dig deeply into the company's affairs, and into the interlocking affairs of its directors and senior managers, was that flagrant conflicts of interest were commonplace and that insiders were continually enriching themselves and either neglecting outside stockholder interests – or acting contrary to the interests of those stockholders – intentionally or otherwise, the effect was the same.

As I have indicated previously, the considerable extent of my holdings caused me to undertake an exceptionally detailed and exhaustive study of Masco that covered a great many aspects of its operations – including the qualifications of its management and directors, its products, its advertising and marketing programs, its business planning and policies, its extensive entanglements with affiliates, and its financial activities. Although greater in extent and depth, and in the amount of time it required, making such a study was nothing new for me. My background, which includes banking, investment banking, business and financial consulting, and an MBA from Harvard, qualified and enabled me to make such a study and to carry out the extensive investigation and research that I believed was called for and justifiable in view of the extent of my investment. The more I learned, the more convinced I became that instead of being run for the benefit of all stockholders, Masco was being run for the benefit of a small, static, firmly-intrenched group of insiders consisting of relatives, suppliers of financial services, and long-time friends and associates.

I am convinced that Masco's current ongoing acquisition frenzy has many of the same characteristics as the ill-fated 1986-1995 episode. Goodwill (which was called "Excess of cost over acquired net assets" through 1996 and "Acquired goodwill, net" thereafter), of roughly $415 million that was recorded when the companies that made up the Home Furnishings Group were acquired at substantial premiums over asset values, remained to be amortized when the Group was disposed of in 1995 for accounting purposes, and in 1996, actually.

Masco amortizes goodwill over a 40-year period – with the blessing of its long-time auditors, Coopers & Lybrand who have pronounced the very slow amortization "in accordance with generally accepted accounting principles." The process was not, and is not, however, in accordance with good judgement, conservative accounting, and reality. During the current acquisition frenzy, which began in 1996, goodwill increased from $344 million to $1,743 million. Nearly a six-fold increase in goodwill during a period when sales, even though fueled by a great many acquisitions, only slightly more than doubled. Goodwill increased by $687 million in 1999 alone. <u>I see History repeating itself</u> – and I am anxious to do what I can to prevent another debacle.

By keeping annual goodwill writeoffs extremely low, profits have been considerably overstated – and those whose annual takes are "performance-related" prospered mightily. When the day of reckoning finally arrived in 1995-96, Masco simply took a huge one-time "restructuring" charge and the Home Furnishings Group, which accounted for 45% of Masco revenues and employed about 65% of the company's 51,300 employee workforce, was made to disappear overnight. Revisionist Accounting saved the day.

As a long-term Masco outside stockholder, I continue to be concerned that a presumably independent accounting firm failed to protect the interests of company stockholders – and could fail again under similar circumstances. Masco has not learned from its past accounting mistakes, and its auditors are allowing the company to repeat them.

I contacted Coopers & Lybrand to ask some questions in 1996. My initial inquiries were met with suspicion, and even though I was a company owner inquiring as to the manner in which the auditing function was being carried out at Masco, I was told basically to "ask Masco" – Coopers informed Masco of my inquiries and sent it copies of my letters to it in as flagrant a breach of confidentiality as I ever have encountered. I did not, as counsel for Masco has tried to imply, attack the firm as part of my "campaign" – but my experiences with it did not exactly build my respect for and confidence in the firm.

Individual investors rely heavily on what companies tell them. When companies resort to propaganda, the outcome is predictable. In Masco's case, long term outside stockholders who believed what the company told them ended up holding the stock – and they were taken for a ride – as I point out in my proposal, "a roller-coaster ride". Demonstrating no similar loyalty, high level Masco insiders often bought and sold the stock – and their timing was extraordinary.

As to my statement to the effect that the company's stock "has fluctuated widely and performed abysmally compared to well-managed companies and market indicators", one has only to consult charts covering the last ten years to realize the truth of the statement. No opinion needed on this one. The facts are in the figures. The annual high-low figures for the stock are quick indicators, and charts that plot the performance of Masco stock against the leading averages tells the story – and justifies my use of the term "roller coaster ride" to describe what long-term Masco stockholders have endured.

It is ironic that a company that resorts so often to trying to influence the price of its stock and to trying to regain investor support by making public statements that are patently and intentionally false and/or misleading, is charging that false or misleading statements are being used against it by a stockholder who, along with thousands of others, was misled and damaged by the company's continual and flagrant use of truly false or misleading statements.

Counsel is well aware that I am pressing no personal grievance, and he is absolutely wrong to claim that I am doing so.

Rule 14a-8(c)(4) is clear enough. <u>My proposals and my efforts were and continue to be intended to further an interest which very definitely *is* "shared with the other security holders at large</u>." I stand to benefit by the reforms that I have called for only if all stockholders benefit – and if I benefit, I will benefit based exclusively on the extent of my holdings.

It is absurd for counsel to claim that an attempt by a substantial individual outside stockholder to improve how a company is governed based on extensive research into who is governing the company (and the degree of oversight that they are demonstrating over its management and operations), relates to the redress of a personal claim or grievance.

I see no reason why I should be denied the right to use the only platform conveniently and financially available to a stockholder to express his or her opinions relative to their misgivings – and to suggest remedies. I expressed particularly strong opinions, similar to those involved here, in the case of Sonat (1989, 1990, 1991, 1992, 1993), and in other instances. In opposing inclusion, much of the content of my proposals was labeled "false and misleading". In each instance, the strong opinions, often preceded by "in my opinion," were allowed to appear in the proxy statements, and the proposals achieved votes in their favor as high as 49.984%. Perhaps what worries Masco most is that if I cause enough stockholders to think about what has been going on, they too may start asking questions. And possibly sponsoring proposals!

In a sense, counsel is trying to make the Commission believe that my extensive knowledge of the company and the nature of my involvement with the company and those who direct and manage it, makes me unsuitable to sponsor a proposal. As I have said previously, rather than *disqualify* me, that knowledge and involvement qualifies me somewhat uniquely -- to sponsor a proposal calling for long overdue changes in the way Masco is governed and to petition for its inclusion in Masco proxy materials".

Sincerely,

Enclosures

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

RICHARD A. DEE

FAX TO (202) 942-9656

February 28, 1999

Catherine T. Dixon, Esq.
Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **Masco Corporation – 1999 Stockholder Proposal**

Dear Ms. Dixon:

The purpose of the proposal that I submitted to Masco Corporation is to bring about the adoption by the company of qualification criteria to be applied to Outside Directors. Although all directors are bound by law and by stockholders to act in the interests of stockholders, Outside Directors, as their committee assignments clearly indicate, occupy positions of particular trust.

Without question, Outside Directors must be independent of management and free of associations, ties, or relationships that compromise, or could compromise, their abilities to serve ably and willingly the interests of all stockholders. They must be keenly aware of their responsibility to all stockholders, and be aware that they are accountable to them.

Masco boards traditionally have been inbred – composed of directors, including those considered by the company to be Outside Directors, whose abilities to act independently and with objectively have been compromised significantly by business, personal, and/or social relationships with members of management, with other directors, and/or with companies doing business with Masco and its affiliates.

Lack of independence and objectivity again and again caused Masco directors to neglect their duty to properly oversee company affairs and the activities of management, thereby allowing corporate acts and acts by insiders to occur that caused serious damage to the interests of all stockholders. Again and again, the board overlooked acts that damaged stockholder interests and enriched, substantially and unjustifiably, Masco insiders.

Masco stockholders are entitled to have their interests protected, and furthered, by a board of directors composed of a substantial majority of independent, objective, and experienced Outside Directors. Masco stockholders are entitled to directors whose independence cannot be questioned.

Included in my proposal is a resolution calling for the establishment of eligibility requirements – criteria that candidates must meet if they are to be considered for appointments as Outside Directors. My proposal contains a request that the Masco board adopt a resolution (included therein) that sets forth those qualification criteria.

Approval of my proposal by stockholders, and adoption of the resolution by the board, will, in time, result in a Masco board composed of a substantial majority of Outside Directors who are independent of the company and its affiliates, past and present, independent of members of management and directors of the company and its affiliates, past and present, who are able and willing to consider with objectivity matters brought before them, and whose backgrounds and experience will be of particular value to the company.

On February 1, 1999, I received a final copy of a letter addressed to you dated January 28 from Davis Polk & Wardwell, on behalf of its client, Masco Corporation, prepared by Mr. David Ferguson. That letter notified the Commission of the company's intention to omit my proposal from its proxy materials for the 1999 annual meeting of shareholders. The letter set forth claims in support of the company's proposed omission of my proposal; in conclusion, based on those claims, the letter states that "The company believes that it may omit the proposal from the 1999 Proxy Materials because (i) it is moot, (ii) it is contrary to the Commission's proxy rules, (iii) it is false and misleading, and (iv) it relates to the redress of a personal grievance."

As he did in 1998, Mr. Ferguson is once again arguing for the omission of my proposal on behalf of Masco Corporation. Once again, he is attempting to convince the Commission to accept *his* interpretations of various Rules. Once again, he is petitioning the Commission to endorse the company's intention to omit my proposal from its proxy materials. And, once again, he is seeking to discredit *me* as a means of discrediting *my proposal*.

Counsel's January 28 letter stated that "the Company's Board of Directors will be asked to approve a resolution adopting, in substantially the form submitted by the Proponent, criteria for Outside Directors". And, "The Commission has also found that a registrant's amendments to a shareholder resolution do not prevent the shareholder proposal from being found moot, so long as the amendments are not substantial."

Ay, there's the rub – what is purported to be substantially similar to my proposal is, in fact, substantially different. The obvious intent of the changes contained in Masco's version of my proposal is to reduce, substantially, the potential effectiveness of the proposal that I submitted. Masco was unwilling to go along with my resolution and therefore altered it substantially – and now is claiming that the alterations are not significant.

According to counsel's letter to you dated February 19 (a copy of which was sent to me on February 23), the Masco board approved, on February 17, a resolution worded exactly as set forth in counsel's letter of January 28 – a resolution designed to corrupt both the spirit and the intent of my proposal. Masco is acting in the worst of faith.

The adoption of a resolution intended to render my proposal moot is, to use an expression used by counsel last year, "a transparent attempt to end run" my proposal. Inasmuch as I began in December 1995 to address the need for truly independent and experienced outside directors with Masco's chairman, and addressed it often thereafter, the company could have come up with such a resolution at any time over a three year period.

In order to continue to be able to select directors whose affiliations would have been ruled out by criteria set forth in my proposal, Masco significantly altered my proposal by subjecting it to substantive and substantial changes – as counsel put it, "the additions made to the proposal ... and the portions to be omitted."

If Masco truly believed that qualification criteria for Outside Director were desirable, why did it not adopt such criteria following receipt of my 1998 proposal? The fact of the matter is that Masco's chairman and its directors did not want any restraints placed on their ability to choose whomever they like as board members.

Masco knew full well that in 1998 it was able to omit my proposal based on but a single flimsy claim – that due to changes that I made to my proposal, timely submitted, the Commission went along with counsel's claim that it constituted a new proposal submitted too late to be eligible for inclusion in Masco's 1998 proxy materials.

Realizing that it had no really substantial grounds for omitting my proposal from its 1999 proxy materials, and recognizing that what my proposal called for was reasonable, well-grounded, and might very possibly achieve considerable support from the company's outside stockholders if they had an opportunity to vote on it, apparently the company seized upon what it figured might be its best chance to prevent inclusion – adoption of a resolution that it could claim would have the same effect as mine, thereby "cutting me off at the pass".

The proposal adopted by the Masco board is the company's version of what I submitted and, as covered in detail in later paragraphs, does not render my proposal "moot". Counsel claims that the changes made "are intended to make the proposal clear and workable." That is certainly not the case. My proposal was far more clear and certainly very workable as submitted than Masco's version. The changes have but one purpose – to permit Masco to continue to do things that my proposal, as submitted, was specifically intended to prevent.

Masco's resolution would enable it to have as Outside Directors individuals who are or who have previously been employed by companies that were at some point in time members of the very large Masco family of companies, and to have as Outside Directors individuals who are or have been employed by companies that benefit from the business they do with Masco or its family of companies. Masco is simply unwilling to limit its ability to put friends on its board.

Why is Masco so determined to have Outside Directors whose independence and objectivity can be questioned?

I would have preferred, in this response, to ignore the insults and attacks on my integrity that Mr. Ferguson has woven into his claims and arguments against my proposal. He set a nasty tone last year in his first letter (dated January 28, 1998) to the Commission regarding my 1998 proposal. I am compelled to try to put the matter, and our respective positions, into perspective – something that counsel, it appears, has chosen to overlook – or to disregard..

Our respective positions are simple enough. I am a substantial individual stockholder of Masco Corporation – a not insignificant part-owner of the company, whether Mr. Ferguson and company insiders like it or not. They seem to have forgotten that they work for the company's owners, including me and the rest of the stockholders – silent though most may be. Dogs do not, as a rule, bite the hands that feed them.

On the basis of extremely extensive research and investigation, I chose to criticize those who are legally responsible to the owners of the company because I think they are neglecting my interests and those of other outside stockholders while they are furthering their own. I have the right to do so. The same goes for suggestions that I chose to make concerning ways to improve how the company is operated and governed – and by whom. Not only have I the right, I have more than enough experience and background in business and finance to feel confident in doing so.

Davis Polk was hired to represent the owners of Masco Corporation by those designated to act as their agents and charged by them to manage the company in their interests. Those agents hired and pay Davis Polk – which was not hired to work *for* management – in its interests. While seemingly unaware of it, Davis Polk was hired to work *through* management – in the interests of the Corporation's owners, of which I am one.

Masco and its counsel are determined to prevent Masco stockholders from being exposed to a view of the company that does not conform to the only view to which they have ever been exposed, the carefully-crafted "company line". The prospect of hitherto compliant stockholders considering new views – in the light of their own experiences with their investments in Masco – is not a happy thought for those who have had everything their own way for so long. A "second opinion" is the last thing Masco wants its stockholders to have.

Masco is (extremely) anxious to prevent a substantial and very well-informed stockholder from using the proxy process to accomplish one of its most important and accepted purposes – to communicate with fellow stockholders – in this case to ask them to join his call for changes that would, in his opinion, and based on extensive research, vastly improve the way in which the company is governed and by whom – and thereby improve how it is operated and its chances for future success. Congress, in 1996, made quite clear that it was its will that the proxy process guarantee exactly the sort of communication between stockholders that Masco is so intent on preventing.

Although I find his manner often repugnant, I do not disagree with or object to many of counsel's references depicting the extent of my research and investigations, and his recitation of my efforts to cause Masco to act responsibly and with greater concern for the interests of its outside stockholders. I can understand Masco's annoyance at being faced with a stockholder who has come to know a very great deal about it and its insiders who is willing and able to challenge many aspects of the company that never before have been challenged by anyone with an intense interest in trying to make things better, and the future more secure, for all Masco stockholders.

I can understand Masco's dismay and annoyance, obviously conveyed to counsel, to find that after many years of being able to make stockholders believe whatever it wanted them to believe, someone was challenging it – and trying to bring about changes with the help of a great many other stockholders. I realize that counsel's limited knowledge and experience in business and finance make it difficult for him to appreciate the extent and the nature of my inquiries, and the conclusions based thereon that I reached concerning Masco and those who run it. Counsel's limitations (and possibly personal ambitions in connection with Masco and its affiliates) do not, however, give him license to make false and absurd statements, to take statements that I have made out-of-context in attempts to use them against me, and to ridicule the thoroughness of my research and the steadfastness of my resolve.

In 1998, Mr. Ferguson used the term "radically revised version" to refer to my proposal – after I had cut down its scope, substantially, by eliminating much of what upset him and that he had claimed would be some combination of impractical, impossible, immoral, and not according to the Rules. Ironically, it strikes me that the term "radically revised version" can be applied, very appropriately, to the resolution adopted by the Masco board to attempt to subvert my 1999 proposal.

The firmly-intrenched senior management and insider network that I found at Masco was stunned to be confronted by an individual stockholder – someone who is not on anyone's payroll – who was not only willing, but able, to question its competence and its sense of responsibility and accountability to corporate owners. The numerous, frequent, and substantial conflicts of interest that I discovered involving those who run Masco and its affiliates, past and present, caused me to question what Mr. Ferguson appears to consider the "integrity" of some of those individuals.

Sitting as he does, at the right hand of the Almighty, it is understandable that Mr. Ferguson is deeply concerned by Integrity and, not surprisingly, that he is an expert on the subject. Even under those circumstances, however, I would like to challenge Mr. Ferguson to a no-holds-barred comparison of my Integrity against his. Hopefully, my integrity, and his, can then be compared to the Integrity of presidents of Masco and its affiliates, past and present – and to any and all other Masco insiders.

I do not make false claims – or false statements. My educational background, my military service, and my business and professional skills and experience can be documented easily. Much of my history is a matter of public record. Unlike Masco presidents and some of its lesser luminaries, it is not my style to claim to be what I am not, never have been, and never will be. Nor do I make exaggerated claims about what I have done, am doing, or will do. I suggest that those connected with Masco devote more time to Shakespeare and less time to McCarthy and Goebbels.

Source, William Shakespeare:
"O, that estates, degrees, and offices,
Were not deriv'd corruptly, and that clear honour
Were purchas'd by the merit of the wearer!"

Source, Senator Joseph McCarthy:
"I have in my hand a list of 205 cases ...."

And, source Josef Goebbels:
"All wrongs can be spun to lies,
and all lies can be made so large they appear true."

* * * * * *

As stated in counsel's letter, Masco believes that it may omit the proposal under Rule 14(a)8 for the following reasons:

A. The Proposal is moot

Counsel indicated that his firm had been advised by Masco that its board "will be asked to approve a resolution adopting in substantially the form submitted by the Proponent, criteria for Outside Directors."

Counsel further indicated that Masco was making a series of alterations to my resolution – additions and omissions that it refers to as "amendments". On February 17, the Masco board approved its resolution pertaining to criteria for Outside Directors.

While Rule 14(a)8(c)(10) states that a stockholder proposal can be omitted "If the company has already substantially implemented the proposal," the fact of the matter is that Masco has "substantially altered" rather than "substantially implemented" the proposal that I submitted.

Counsel states that the Commission has previously found "that a registrant's amendments to a shareholder resolution do not prevent the shareholder proposal from being found moot, so long as the amendments are not substantial." The series of alterations that Masco referred to as "amendments" to my resolution are substantial and would corrupt significantly both the intent and the spirit of my resolution.

Counsel states that the Commission has found previously that a stockholder proposal is moot if it "contains a proposal that has already been substantially addressed by board action". There is a big difference between addressing something and implementing it.

Masco has come up with its own version of my resolution, and as a result of the alterations that Masco terms "amendments", the proposal certainly is not "in substantially the form submitted by the Proponent". Although the company's version includes much of the language contained in the one I submitted, Masco's additions and omissions make the altered proposal "substantially different" in extremely important respects. I find it interesting that what Masco would have the Commission believe are inconsequential amendments resulted in the creation of a resolution that has ended up about 60% longer than the one I submitted.

Masco's addition of the word "material", and its addition also of a convoluted definition of when "a material relationship shall not be deemed to exist", are obvious attempts to undermine and reduce the scope and hence the effectiveness of the resolution that I propose. It would be foolhardy to permit those who are proposing and considering a new director to decide what constitutes a material relationship between Masco and the entity employing that possible director.

By deleting the words "present and former" in two instances, a very important qualifier has been eliminated by Masco in another obvious attempt to undermine and reduce the scope and the effectiveness of the resolution that I propose.

Instead of trying so hard to retain the ability to have as outside directors those whose past or present affiliations would disqualify them based on the qualification criteria set forth in my resolution, why can't Masco play it straight and choose as Outside Directors those whose independence is unquestionable?

Masco decided to adopt qualification criteria only *after* it received my 1999 proposal – and only *because* it received my 1999 proposal.

Control by a small, static group of insiders is the way of life at Masco and its affiliates. Because they have been accountable only to themselves, that control has enabled and continues to enable those insiders to enrich themselves enormously and unjustifiably. Again and again, company affairs have been neglected and the interests of outside stockholders substantially damaged.

Masco stockholders are entitled to have their interests protected, and furthered, by a board of directors composed of a substantial majority of independent, objective, and experienced Outside Directors – each with the qualifications called for in my proposal.

B. The Supporting Statement is contrary to the Commission's Proxy Rules

Counsel claims that my use of a website would be "a deliberate attempt to undermine the five hundred word limit imposed upon supporting statements by Rule 14a-8(b)(1)". And, "By attempting to incorporate additional information through the reference to the web site, the Proponent seeks to subvert the Rule and circumvent the carefully defined procedures for stockholders proposals."

No doubt a website would provide an opportunity for me to provide additional information in support of my proposal – to those stockholders interested enough to access it. By including my name (and usually, my address) as sponsor of a proposal, interested stockholders have always had similar opportunities, although it required more effort and expense than would be required by accessing a website.

It strikes me that by requiring that a proponent be identified in a proxy statement (or identifiable upon request), counsel would have to agree that the Rule itself invites subversion, and the "carefully defined procedures", invite circumvention. Inclusion of an internet address in a proposal is not unlike providing information that can lead interested stockholders to proponents.

In every instance that I have sponsored a proposal, some stockholders have called or written to me. I have not been required to read from a script previously made available to and approved by the issuer or by the Commission.

I think we are coming close to a First Amendment issue. When part-owners of companies want to express to other part-owners their opinions, and the bases for those opinions, as to how well the companies that they own are being run, and to suggest to other part-owners ways in which they believe things might be improved that would benefit all part-owners, have companies any right to stop them from doing so – or preventing them from using a particular communication medium?

Does the Commission believe that it should prevent the use of the internet, and by so doing, regulate it as no other agency, and very few citizens, truly believe can or should be done? Most stockholders are not idiots. They can decide for themselves whether what they hear, see, or read makes sense. And, most who use the internet to obtain information and ideas are wary enough to compare what they are told to what they know.

As to counsel's claim that "inclusion of the internet address in the Company's proxy statement would be false and misleading" because "the address is invalid as of this writing", the address is available and can be obtained quickly. I did not register it prior to submitting the proposal because I did not wish to pay what amounts to rent for the address until close to the time that I would be using it (after the proxy statement was received by stockholders).

C. The Supporting Statement for the Proposal is false and misleading.

Every proposal that I ever have sponsored and that has been voted upon by stockholders has been opposed by management. And, in virtually every instance, corporate or outside counsel has claimed that statements that I included in support of my proposals were "false and misleading".

Regardless of such claims, which are simply part of the routine invariably followed by those hired to protect companies and their all too frequently ingrown managements and insiders from corporate owners, my proposals have been rather effective – as have been my calls upon companies, including Masco, to institute changes in the ways that they do business, in how they are governed, and in how they perceive and deal with the rights of stockholders.

There is nothing false and misleading in what I have stated. The strength of a statement is not a measure of whether it is false or misleading. What I have said is either a statement of fact or a statement of opinion based on considerable research. In either case, the use of customary quotation marks throughout the supporting statement makes clear that what is being said is attributable to me. To bring it up again, unless the First Amendment has been suspended, I believe that I am still entitled to express my opinions – regardless of whether Masco

RICHARD A. DEE

FAX TO (202) 942-9656
Copy by Priority Mail

February 4, 1998

Frank G. Zarb, Jr., Esq.
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 4-2, 450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Masco Corporation – Stockholder Proposal

Dear Mr. Zarb:

I received a copy of an intent to omit letter addressed to you, dated January 28, 1998, prepared by Davis Polk & Wardwell on behalf of its client, Masco Corporation.

I shall address the many issues raised by Davis Polk in connection with my proposal in due course. For now, I would like to set the record straight by providing you with some information concerning what actually transpired between me and Masco – rather than what the company and Davis Polk would like you to believe. Most of what occurred is quite thoroughly documented, and the extent and availability of that documentation will make it unnecessary to place any reliance whatsoever upon the innuendo and abundance of statements presented, out-of-context, by Davis Polk.

To place what occurred over a two-year period into perspective and context, and to provide a picture of what really occurred, I am enclosing a number of pieces of inter-related correspondence (and a page from a Masco quarterly report) pertaining directly to the extensive list of allegations recited by Davis Polk on page 4 of its letter to you. Use of the phrase "The Company has advised me" appears to be Davis Polk's way of attempting to malign and to discredit me without taking any responsibility at all for the accuracy of what was stated and implied.

The original Dr. Goebbel's is credited with writing, in a book titled Study in Propaganda, that "All wrongs can be spun to lies, and all lies can be made so large they appear true." Masco learned a lot from the Doctor – and its counsel apparently learned a lot from Sen. Joe McCarthy.

As Davis Polk indicated, my involvement with Masco has been substantial. What it failed to mention was the considerable extent of Masco's involvement with me – which included a great many letters, memoranda, and telephone calls – as well as several expressions of approval and appreciation for what I was doing in connection with the marketing of its products and their packaging, and for some of the suggestions and recommendations that I had made in a number of other instances. When two of the highest-ranking corporate officers, on separate occasions, told me that Masco would like to have me working with it, it struck me I must be doing something right.

Bear in mind that no substantial individual outside stockholder ever had asked Masco any really tough questions before – or challenged the rights of its management and directors to do as they pleased with the company's resources – which I discovered included engaging continually in flagrant conflicts of interest and self-enriching acts contrary to the interests of outside stockholders.

My considerable interest in and involvement with Masco is based on the fact that I own a total of 17,280 shares of Masco stock – almost 62 times the amount that I hold of record. I did not state my total holdings in the covering letter that accompanied my proposal because I have no desire that my personal financial position be unnecessarily publicized. On November 30, 1995, I informed Masco Chairman Richard Manoogian by letter that I owned the 17,280 shares of Masco stock, and that those shares had been owned by my family for more than 55 years. During a meeting in June 1996, he indicated that, for an individual Masco shareholder, my holdings were indeed substantial.

The extent of my holdings caused me to undertake an exceptionally detailed and exhaustive study of Masco that covered many aspects of its operations – including the qualifications of its management and directors, its products, its advertising and marketing programs, its business planning and policies, its extensive entanglements with affiliates, and its financial activities. Although greater in extent and depth, and in the amount of time it required, making such a study was nothing new for me. My background, which includes banking, investment banking, business and financial consulting, and an MBA from Harvard, qualified and enabled me to make such a study and to carry out the extensive investigation and research that I believed was called for and justifiable in view of the extent of my investment. The more I learned, the more convinced I became that instead of being run for the benefit of all stockholders, Masco was being run for the benefit of a small and firmly-intrenched group of insiders, relatives, and friends.

My involvement with Masco began on November 22, 1995, when I learned that the company had entered into an agreement to sell its huge Home Furnishings Group, a collection of premium companies expensively acquired beginning in 1986, for a price (depending upon how it was calculated and who was doing the calculating) somewhere in the neighborhood of half of what Masco had paid for and subsequently invested in the companies – and for a price that would result in a loss of close to, yes, $1 billion, causing a very substantial reduction in shareholders' equity.

An enormous amount of goodwill was recorded when the companies that came to make up the Home Furnishings Group were acquired, a better word might be "devoured", at substantial premiums over tangible asset values. Masco chose to amortize that goodwill very slowly – with the blessing of its long-time auditors, Coopers & Lybrand who pronounced the slow amortization "in accordance with generally accepted accounting principles." The process was not, however, in accordance with good judgement, conservative accounting, and reality. By keeping annual goodwill writeoffs extremely low, however, corporate profits were overstated – and those whose annual takes were "performance-related" prospered mightily. When the day of reckoning arrived, Masco simply took a huge one-time "restructuring" charge and the Home Furnishings Group, which accounted for 45% of Masco revenues and employed about 65% of the company's 51,300 employee workforce, was made to disappear overnight. Revisionist Accounting saved the day.

As a long term Masco outside stockholder concerned that a presumably independent accounting firm might have failed in its mission to protect the interests of the company's stockholders, I contacted Coopers & Lybrand to ask some questions. I was aware that Masco's Vice-President Strategic Planning was a C&L alumnus, and thought it best, therefore, to place my concerns in the hands of the firm's chairman and let him deal with them. I reasoned that in view of the firm's size, he would be above personal conflicts of interest. Curious as to his background, I attempted to obtain his bio – not a secret document, nor an unusual request, according to other major accounting firms. Nevertheless, my efforts were met with suspicion, and stonewalled.

I have included quite a few letters involving Coopers & Lybrand because they pertain to subjects of great and timely concern to the Commission as well as provide additional background pertinent to my involvement with Masco. It is interesting that the firm's "professional confidentiality requirements" seem almost diametrically opposed when applied to information that a stockholder supplies versus information that a client company supplies. That doesn't say much for auditor independence and confidentiality, does it?

Regarding my statements in connection with Masco's late founder and Chairman Emeritus, it is amply clear from the enclosed letter that I held the late Alex Manoogian in absolutely the highest regard. That high regard had been expressed clearly and emphatically in other correspondence as well, and at meetings with his son and at meetings with other company officers.

During an October 1996 meeting with Richard Manoogian, I mentioned that it seemed as though things had begun to go downhill steadily not long after he took over the Chairmanship from his father in 1985. He quickly snapped back (an unusual reaction for a man who is the epitome of composure) with something like "that's not true – he hasn't had anything to do with running the company for the last thirty years." I pointed out that he had told me a year earlier, when I inquired as to his father's role in the management of Masco, that his father came to the office every day. He certainly tried to give me the impression that his father continued to be involved with managing the company. Richard acknowledged the comment, but revised it by saying that his father came to the office several days each week – and kept busy with his charities.

I consider the Federal Reserve Board to be a high-minded and objective overseer and regulator of the nation's banking system. When I discovered that a member of the board of directors of the Federal Reserve Bank of Chicago was about to join Masco as a director, I saw this as a grandstand play by Masco that might adversely affect that members career – and might compromise his ability to carry out his Federal Reserve role. It struck me that if my reservations concerning the independence, objectivity, and competence of the Masco board were borne out, and if careful public scrutiny were to occur of the company and its many apparent conflicts of interest and questionable corporate acts, words of caution and an opportunity to review some of my observations and conclusions might be helpful to someone who was more than just another high ranking bank executive joining a corporate board – but was someone whose intelligence, good judgement, and integrity were vitally important to both regional and national interests.

The director-select sent copies of my cautionary letter and its enclosures to Masco. When I learned of what I considered to be his lack of discretion, I wrote again and expressed surprise that someone who ought to be used to dealing with confidential information would send copies of such a letter to its subject, particularly in view of the letter's content and the fact that it was clearly marked PERSONAL & CONFIDENTIAL. He called me in a bit of a rage, claiming that he was absolutely right to have sent Masco copies of my letter. When he had calmed down, we talked at some length. He told me that he considered himself ideally-suited to be a Masco outside director – and that he was exactly the kind of person that I had been trying to have the company to recruit.

He next told me something that came as something of a surprise even though I was aware that he was a neighbor and friend of Richard Manoogian, the latter having been a director of his bank since 1978, and that his bank had been Masco's principal bank for many years. He stated proudly that he was intimately familiar with and highly knowledgeable concerning everything that Masco and its affiliates had done in connection with the huge number of acquisitions, dispositions, "reunions," restructurings, spinoffs, financings, et cetera, that had been occurring continually for many years. I made it clear that I disagreed completely with his belief that he was perfectly suited to be a Masco outside director – and that I disagreed completely with his contention that familiarity breeds directorial competence without compromising independence and objectivity.

I trust that the foregoing, along with a reading of the enclosures, will begin to provide you with a picture of exactly what kind of a relationship developed, and how – along with some ideas as to why I am skeptical of so much of what Masco does. Proof that Masco has misled stockholders again and again can be found in abundance in corporate publicity and investor relations materials – including, in particular, the company's annual reports.

Individual investors rely heavily on what companies tell them. When companies resort to propaganda, the outcome is predictable. In Masco's case, long term outside stockholders who believed what the company told them ended up holding the stock – and they were taken for a ride – as I point out in my proposal, "a roller-coaster ride". Demonstrating no similar loyalty, high level Masco insiders often bought and sold the stock – and their timing was extraordinary.

My *true* involvement with Masco, rather than supporting Davis Polk's claims that involvement disqualifies me as a sponsor of a stockholder proposal, does the opposite – it qualifies me, rather uniquely, to sponsor such a proposal <u>and to see its inclusion in Masco proxy materials</u>.

Sincerely,

Enclosures:

(1) RAD to RAM 12/1/95
(2) RAD to NGM 12/26/95
(3) RAD to NGM 1/28/96
(4) RAD to NGM 2/29/96
(5) NGM to RAD 3/8/96
(6) RAD to NGM 3/11/96
(7) RAD to NGM 3/21/96
(8) NGM to RAD 3/29/96
(9) RAD to NGM 3/29/96
(10) RAD to JRL 4/16/96
(11) RAD to JRL 5/17/96
(12) RAD to RAM 8/29/96
(13) RAM to RAD 8/22/96
(14) RAD to RAM 8/30/96
(15) Report Page #2, 8/96
(16) RAD to RAM 10/21/96
(17) RAD to RAM 10/24/96
(18) RAD to RAM 12/5/96
(19) RAD to JAM 12/20/96
(20) RAD to RAM 2/20/97
(22) RAD to RAM 3/19/97
(22) RAD to VGI 5/15/97
(23) VGI to RAD 5/15/97
(24) RAD to RAM 5/30/97

115 East 89th Street New York, NY 10128 (212) 831-3191 Fax (212) 831-0102

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 26, 2008

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Masco Corporation
Incoming letter dated January 4, 2008

The proposal requests that the board of directors adopt a resolution requiring that Masco limit the term of engagement of its independent auditors to a maximum of five years.

There appears to be some basis for your view that Masco may exclude the proposal under rule 14a-8(i)(7), as relating to Masco's ordinary business operations (i.e., the method of selecting independent auditors). Accordingly, we will not recommend enforcement action to the Commission if Masco omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Masco relies.

Sincerely,

Heather L. Maples

Heather L. Maples
Special Counsel

END